UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 27, 2014

Mizuho Financial Group, Inc.

By:	/s/ Yasuhiro Sato
Name:	Yasuhiro Sato
Title:	President & CEO

Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments

The following is a summary of significant business developments since March 31, 2013 relating to Mizuho Financial Group, Inc.

Operating Environment

We operate principally in Japan. As to the recent economic environment, the world economy as a whole has been experiencing a weak recovery, and recently it has shown some positive changes such as the bottoming out of the European economies which had continued to slow down gradually. In the United States, while the debt ceiling crisis is still an issue, a gradual recovery in the economy appears to be continuing due in part to an increase in individual consumption in response to an improved employment environment. In December 2013, in light of the improvement in economic activity and labor market conditions, the Federal Open Market Committee decided to modestly reduce the pace of its asset purchases beginning in January 2014. In Europe, the economy is showing signs of bottoming out, due in part to the growth rate of Euro region’s gross domestic product turning positive as a result of an improved business environment. Although the concerns in financial markets have eased to some degree due to measures taken to strengthen the financial framework, including unification of bank supervision and resolution for failed financial institutions, the uncertainty concerning the European debt problem has not been eradicated, as the circumstances continue in which a reduced budget may lead to an economic slowdown or political instability, particularly among southern European countries. In Asia, the Chinese economy is growing at a slightly slower rate compared to previous levels as the government maintained its policy of restraining over-investment. The economies of some emerging-countries have shown some slight weaknesses, and there are concerns of a slowdown due to the capital outflow. In Japan, the economy has been recovering gradually due mainly to an improvement in the export environment following the depreciation of the Japanese yen against other major currencies and the effect of the economic measures and monetary policies. As for the future outlook of the Japanese economy, while there are some potential risks, including the risk of further downturns in overseas economies, there are prospects for a solid economic recovery as an improvement in corporate earnings leads to an increase in household income and business investments. Key indicators of economic conditions in recent periods include the following:

•	Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 0.3%, 1.1% and 2.7% in the first, second and third quarters of calendar 2013, respectively. The Japanese Government’s monthly economic report in April 2013 stated that “the Japanese economy is showing movement of picking up recently, while weakness can be seen in some areas.” Since then, it gradually improved its view on the Japanese economy, and from September through December 2013, it revised the economic assessment upward and stated that “the Japanese economy is on the way to recovery at a moderate pace.” In January 2014, a further upward revision was made to state that “the Japanese economy is recovering at a moderate pace.”

•

In January 2013, the Bank of Japan announced that it would set a “price stability target” at 2% in terms of the year-on-year rate of change in the consumer price index and introduced the “open-ended asset purchasing method” under the asset purchase program, pursuant to which financial assets will be purchased on a monthly basis without setting any termination date, for the purpose of taking additional steps to provide monetary accommodation decisively. Furthermore, the Japanese government and the Bank of Japan released a joint statement that they would strengthen their policy coordination and work together in order to overcome deflation early and achieve sustainable economic growth with price stability. In April 2013, the Bank of Japan announced that it would introduce the “quantitative and qualitative monetary easing” to enter a new phase of monetary easing, and that it would continue with the easing which aims to achieve the price stability target of 2% until that target is maintained in a stable manner. Under the easing, the Bank of Japan changed the main operating target for money market operations from the uncollateralized overnight call rate to the monetary base. In addition, the Bank of Japan expanded the purchases of the Japanese government bonds, with all maturities including 40-year bonds, to be increased at an annual pace of about ¥50 trillion and terminate the asset purchase program which would be absorbed into those purchases of the bonds. Furthermore, the Bank of Japan announced in April 2013 that it would expand the purchases of ETFs and Japan real estate investment trusts so that their amounts outstanding would be increased at an annual pace of ¥1 trillion and ¥30 billion, respectively.

•	The yield on newly issued 10-year Japanese government bonds was 0.551% as of March 29, 2013 and increased to 0.686% as of September 30, 2013. Thereafter, the yield increased to 0.741% as of December 30, 2013.

•	The Nikkei Stock Average, which is an index based on the average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 16.6% to ¥14,455.8 as of September 30, 2013 compared to March 29, 2013. Thereafter, the Nikkei Stock Average increased to ¥16,291.31 as of December 30, 2013.

•	According to Teikoku Databank, a Japanese research institution, there were 5,320 corporate bankruptcies in Japan in the six months ended September 30, 2013, involving approximately ¥1.8 trillion in total liabilities, 5,271 corporate bankruptcies in the six months ended March 31, 2013, involving approximately ¥1.2 trillion in total liabilities, and 5,439 corporate bankruptcies in the six months ended September 30, 2012, involving approximately ¥1.7 trillion in total liabilities.

•	The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥94.04 to $1.00 as of March 29, 2013 and weakened to ¥97.89 to $1.00 as of September 30, 2013. Thereafter, the yen weakened to ¥105.37 to $1.00 as of December 30, 2013.

Developments Relating to Our Capital

All yen figures in this subsection are truncated.

We have been implementing “disciplined capital management” by pursuing the optimal balance between “strengthening of stable capital base” and “steady returns to shareholders” as described below.

In the six months ended September 30, 2013, we strengthened our capital base mainly as a result of earning ¥429.7 billion of consolidated net income (under Japanese GAAP).

With respect to redemptions of previously issued securities, we have made redemptions of various securities that are eligible Tier1/Tier2 capital instruments subject to phase-out arrangement under Basel III upon the arrival of their respective early optional redemption dates. In July 2013, we acquired and subsequently cancelled all ¥36.9 billion of the shares of the thirteenth series class XIII preferred stock.

The new capital regulations under Basel III were implemented beginning March 31, 2013. Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2013 was 8.78%. We aim to maintain our Common Equity Tier 1 capital ratio under Basel III of 8% or higher (on a fully-effective basis and including the outstanding balance of the eleventh series class XI preferred stock, ¥331.0 billion as of September 30, 2013, that will become mandatorily converted into common stock, and will thus be fully recognized as Common Equity Tier 1 capital by July 2016) through March 31, 2016. We believe that we will be able to secure a sufficient Common Equity Tier 1 capital ratio under Basel III as of March 31, 2019 when it becomes fully effective pursuant to its phase-in implementation. The foregoing target is based on capital regulations that have been announced to date. See “—Capital Adequacy” for information regarding the capital regulations to which we are subject.

The foregoing statements include forward-looking statements and are subject to risks, uncertainties and assumptions. See “Forward-looking Statements” and “Item 3.D. Key Information—Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

We paid an interim cash dividend with respect to the fiscal year ending March 31, 2014 of ¥3 per share of common stock, the same amount per share as the interim cash dividend paid in the previous fiscal year.

Developments Relating to Our Business

Personal Banking Unit

We are focusing on the following initiatives in our business with individual customers:

•	Strengthening asset management business

•

Increasing the number of asset management customers through the marketing of NISA (Japanese Individual Savings Account that provides individual customers with tax exemptions for income related to certain investments up to a maximum amount)

•	Enhancing functions of tablet computers used by our financial consultants

•	Enhancing profitability by expanding customer base for loans

•	Utilizing competitive newly released housing loan products/services such as “Life-stage Supporting Plan,” “Eight Major Disease Compensation Plus,” etc.

•	Expanding applicable regions for reverse mortgage loans

•	Improving convenience of customer channels such as ATM and Mizuho Direct, which is Mizuho’s remote banking service

•	Establishing the top ATM network among Japanese mega banks, based on the number of ATMs, by forming a business alliance with AEON Bank

•	Implementing business promotions to senior executives and employees of corporate customers

•	Pursuing global retail business

Retail Banking Unit

We are focusing on the following initiatives in our business with SMEs, business owners, land owners and lease holders:

•	Launching full-scale services for ultra high-net-worth customers

•	Starting “Japanese style” private banking business leveraging the “One MIZUHO” structure

•	Deepening and widening our business by leveraging integrated management between “banking, trust and securities functions”

•	Providing asset management proposals for individual assets of “business owners” by leveraging unified “banking, trust and securities functions”

•	Expanding target for loan business

•	Increasing business with “owners” in both corporate and individual transactions by leveraging loan business

•	Training up personnel capable of both corporate and personal banking business

Corporate Banking Unit

We are focusing on the following initiatives in our business with relatively larger SMEs (quasi listed companies):

•	Expanding new customer base

•	Providing financial functions to a broad customer base by reinforcing capabilities to meet customer needs that are based on actual demand

•	Providing solutions that address customers’ managerial challenges

•	Implementing business promotion by providing solutions in accordance with customers’ growth strategies (business strategies, capital management, etc.) to address their managerial challenges

•	Proactively responding to customer needs for overseas business expansion according to diversifying overseas strategy and business with overseas Japanese corporations

•	Strengthening financing functions

•	Strengthening capabilities to respond to financing needs in line with customers’ growth strategies as well as to provide capital-like funds by utilizing “Mizuho Growth Support Fund”

Corporate Banking Unit (Large Corporations)

We are focusing on the following initiatives in our business with large corporations and their affiliates in Japan:

•	Promoting borderless business in an integrated manner between domestic and overseas offices

•	Transforming from one-way business promotion “from Japan” into two-way promotion “between domestic and overseas offices”

•	Promoting Mizuho’s unique seamless business in an integrated manner between banking, trust and securities functions

•	Effectively utilizing risk money

•	Strategically providing risk money based on strong relationships with customers and sophisticated credit analysis

•	Promoting “Group-to-Group” business under “One MIZUHO”

•	Expanding and deepening business between Mizuho group and corporate customer groups

•	Strengthening stable profit base such as loans and transaction banking business

•	Special focus on increasing loans

Financial Institutions & Public Sector Business Unit

We are focusing on the following initiatives in our business with financial institutions and central and local governments:

•	Strengthening cooperation with public institutions and regional financial institutions to revitalize regional economies

•	Supporting development of regional industries and companies by reinforcing “market-in” type business promotion

•	Cultivating demand of PPP (private public partnership) for public infrastructure

•

Providing risk money in response to regional demands mainly through funds such as those for transformation of the agriculture industry into the Sixth industry, infrastructure development through collaboration between public and private sector, and reconstruction support

•	Further enhancing business promotion capabilities while providing expertise to the public sector

•	Developing value-added business models as a designated financial institution of local governments

•	Responding to public primary finance deals such as the issuance of municipal bonds

•	Reinforcing capabilities to provide increasingly sophisticated financial and public institution-related services

•	Strengthening initiatives for asset management, capital management, business restructuring, overseas expansion and new business development

•	Training up experts for financial and public institution-related business

International Banking Unit

We are focusing on the following initiatives in our business with non-Japanese companies and Japanese companies that conduct business overseas:

•	Deepening business with non-Japanese blue-chip corporate customers and expanding our customer base

•	Aiming to enhance our banking relationship status with prospective Super 50 customers

•	Strengthening transaction banking business by capturing customers’ trade flow and further accumulating foreign currency deposits

•	Strengthening product capabilities to respond to customers’ needs

•	Further strengthening business promotion through collaboration between banking, trust and securities functions

•	Building up bank-securities dual hat structure for non-Japanese customers

•	Pursuing cross-regional initiative: pursuing global collaboration based on Asia

•	Further strengthening collaboration between global offices (including domestic offices) aiming to achieve the “core bank status in Asia” for non- Japanese blue-chip corporate customers

Merger between the Former Mizuho Bank and the Former Mizuho Corporate Bank

In July 2013, the former Mizuho Bank and the former Mizuho Corporate Bank merged, and the former Mizuho Corporate Bank, the surviving company, changed its trade name to Mizuho Bank, Ltd. The purpose of the merger was to become able to provide directly and promptly diverse and functional financial services to customers of both banks, utilizing the current “strengths” and “advantages” and to continue to improve customer services by further enhancing group collaboration among the banking, trust and securities functions. At the same time, we aim to realize further enhancements of the consolidation of group-wide business operations and optimization of management resources, such as work force and branch network, by strengthening group governance and improving group management efficiency.

Business Improvement Orders

In September 2013, the Financial Services Agency issued a business improvement order to Mizuho Bank in connection with the transactions with anti-social elements in relation to a portion of certain joint loans. In October 2013, Mizuho Bank submitted the business improvement plans to the Financial Services Agency in compliance with the above-mentioned business improvement order.

In December 2013, the Financial Services Agency issued business improvement orders to Mizuho Financial Group and Mizuho Bank with regard to the above mentioned transactions. The order to Mizuho Financial Group requires it to implement measures including clarification of where management responsibility lies based on the order and strengthening of its management control system. The order to Mizuho Bank requires it to cease new credit transactions under the four-party captive loan scheme for one month from January 20, 2014, as well as to implement the same measures as the order to Mizuho Financial Group. In January 2014, Mizuho Financial Group and Mizuho Bank submitted the business improvement plan to the Financial Services Agency.

Measures for the Enhancement of Group Governance

In December 2013, Mizuho Financial Group decided basic policies for the establishment of a strong governance system, including the transformation into a “Company with Committees” as defined in the Companies Act and additional appointment of external directors, and decided to conduct necessary studies and preparations in order to actively internalize a global and advanced governance framework that anticipates the trends of laws and regulations surrounding corporate governance and principles of the regulations of the Basel

Committee on Banking Supervision. Implementation of the measures including the transformation into a Company with Committees is subject to approval by the general meeting of shareholders.

In addition to strengthening the ability to respond to emergency situations or events of emergency, Mizuho Financial Group and Mizuho Bank will establish designated organizations responsible for crisis management at Mizuho Financial Group and Mizuho Bank in order to improve their ability to detect signs and indicators of crises in advance. Mizuho Financial Group will also improve its crisis management capabilities as a group through involving external experts by establishing a special sub-committee under the Business Continuity Management Committee of Mizuho Financial Group.

Others

Exposure to Certain European Countries (GIIPS)

In Europe, fiscal problems in certain countries, including Greece, Ireland, Italy, Portugal and Spain, have affected the financial system and the real economy, and the uncertainty concerning European economic activity continues to present a risk of a downturn in the world economy, though it has been calming down steadily. As of September 30, 2013, our exposure to obligors in such countries was not significant. Specifically, our principal banking subsidiaries had no holdings of sovereign bonds issued by these countries and had a total of approximately $4.0 billion in exposure to obligors in such countries. The breakdown by country and by type of obligor was as follows:

	As of
	March 31, 2013	September 30, 2013	Increase (decrease)
	(in billions of US dollars)
Greece	$0.1	$—	$(0.1)
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.1	—	(0.1)
Ireland	0.3	0.4	0.1
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.3	0.4	0.1
Italy(2)	1.6	1.6	—
Sovereign	0.1	0.1	—
Financial Institutions	0.1	0.1	—
Others	1.4	1.4	—
Portugal	0.4	0.4	—
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	0.4	0.4	—
Spain(2)	1.4	1.6	0.2
Sovereign	—	—	—
Financial Institutions	—	—	—
Others	1.4	1.6	0.2
Total	$3.8	$4.0	$0.2
Sovereign	0.1	0.1	—
Financial Institutions(3)	0.1	0.1	—
Others	3.6	3.8	0.2

Notes:

(1)	Figures in the above table are on a managerial accounting basis.
(2)	The obligors in Italy and Spain to which we had exposure consist mainly of highly rated large corporations.
(3)	Our exposure to financial institutions that are not state-owned is minimal.

Accounting Changes

See note 2 “Recently issued accounting pronouncements” to our consolidated financial statements included elsewhere in this report.

Operating Results

The following table shows certain information as to our income, expenses and net income attributable to MHFG shareholders for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,		Increase (decrease)
	2012	2013
	(in billions of yen)
Interest and dividend income	¥707	¥725	¥18
Interest expense	202	203	1

Net interest income	505	522	17
Provision (credit) for loan losses	18	(96)	(114)

Net interest income after provision (credit) for loan losses	487	618	131
Noninterest income	763	374	(389)
Noninterest expenses	672	745	73

Income before income tax expense	578	247	(331)
Income tax expense	263	53	(210)

Net income	315	194	(121)
Less: Net income attributable to noncontrolling interests	2	3	1

Net income attributable to MHFG shareholders	¥313	¥191	¥(122)

Executive Summary

Net interest income increased by ¥17 billion, or 3.4%, from the six months ended September 30, 2012 to ¥522 billion in the six months ended September 30, 2013 due to an increase in interest and dividend income of ¥18 billion, offset in part by an increase in interest expense of ¥1 billion. The increase in interest and dividend income was due mainly to an increase in interest income from loans, offset in part by a decrease in interest and dividend income from investments. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans, especially in Asia. The decrease in interest and dividend income from investments was due mainly to a decrease in the average balance of domestic investments primarily as a result of sales and redemptions of Japanese government bonds. The increase in interest expense was due mainly to increases in interest expenses on long-term debt, trading account liabilities and deposits, offset in part by a decrease in interest expense on short-term borrowings. The increase in interest expense on long-term debt was due mainly to an increase in the average balance of domestic long-term debt, offset in part by a decline in the average interest rate of domestic long-term debt as a result of an increase in low interest rate debt from the Bank of Japan. The increase in interest expense on trading account liabilities was due mainly to a rise in the average interest rate, reflecting a rise in long-term interest rate levels of major currencies. The increase in interest expense on deposits was due mainly to an increase in the average balance of domestic and foreign deposits. The decrease in interest expense on short-term borrowings was due mainly to a decline in the average interest rate, reflecting a decline in short-term interest rate levels of major currencies, and a decrease in the average balance of domestic short-term borrowings. We recorded a credit for loan losses of ¥96 billion in the six months period ended September 30, 2013 compared to a provision for loan losses of ¥18 billion in the corresponding period in the previous fiscal year. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy.

Noninterest income decreased by ¥389 billion, or 51.0%, from the six months ended September 30, 2012 to ¥374 billion in the six months ended September 30, 2013 due mainly to trading account losses—net of ¥188 billion in the six months ended September 30, 2013, compared to trading account gains—net of ¥327 billion in the corresponding period in the previous fiscal year, and a decrease of ¥21 billion in foreign exchange gains—net, offset in part by an increase of ¥69 billion in investment gains—net and an increase of ¥61 billion in fees and commissions. The change in trading account gains (losses)—net was due mainly to an increase in losses related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected and an increase in losses related to change in the fair value of derivative financial instruments used to hedge market risks that are not eligible for hedge accounting under U.S. GAAP. The decrease in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2013. The increase in investment gains—net was due mainly to investment gains related to equity securities in the six months ended September 30, 2013 compared to investment losses related to equity securities in the corresponding period in the previous fiscal year, offset in part by a decrease in investment gains related to bonds. The change in investment gains (losses) related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds. The increase in fees and commissions was due mainly to an increase in fees and commissions from securities-related business.

Noninterest expenses increased by ¥73 billion, or 10.9%, from the six months ended September 30, 2012 to ¥745 billion in the six months ended September 30, 2013 due mainly to a provision for losses on off-balance-sheet instruments of ¥14 billion in the six months ended September 30, 2013 compared to a credit for losses on off-balance-sheet instruments of ¥11 billion in the six months ended September 30, 2012 and increases of ¥15 billion in general and administrative expenses and ¥15 billion in salaries and employee benefits. The provision for losses on off-balance-sheet instruments was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors. The increase in general and administrative expenses was due mainly to an increase in IT-related costs mainly in connection with the development of our next-generation information technology system platform. The increase in salaries and employee benefits was due mainly to an increase in overseas personnel expenses reflecting the depreciation of the Japanese yen against other major currencies.

As a result of the foregoing, income before income tax expense decreased by ¥331 billion, or 57.3%, from the six months ended September 30, 2012 to ¥247 billion in the six months ended September 30, 2013. Income tax expense decreased by ¥210 billion, or 79.8%, from the six months ended September 30, 2012 to ¥53 billion in the six months ended September 30, 2013. The decrease in income tax expense was due mainly to a deferred tax benefit in the six months ended September 30, 2013, compared to a deferred tax expense in the six months ended September 30, 2012. Net income decreased by ¥121 billion, or 38.4%, from the six months ended September 30, 2012 to ¥194 billion in the six months ended September 30, 2013. Net income attributable to noncontrolling interests increased by ¥1 billion, or 50.0%, from the six months ended September 30, 2012 to ¥3 billion in the six months ended September 30, 2013.

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥122 billion, or 39.0%, from the corresponding period in the previous fiscal year to ¥191 billion in the six months ended September 30, 2013.

Net Interest Income

The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,						Increase (decrease)
	2012			2013
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate
	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥5,434	¥9	0.33%	¥13,415	¥14	0.20%	¥7,981	¥5	(0.13)%
Call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	15,872	30	0.37	15,730	25	0.31	(142)	(5)	(0.06)
Trading account assets	19,287	86	0.89	18,686	91	0.98	(601)	5	0.09
Investments	42,699	114	0.53	37,245	98	0.53	(5,454)	(16)	0.00
Loans	65,361	468	1.43	70,261	497	1.41	4,900	29	(0.02)

Total interest-earning assets	148,653	707	0.95	155,337	725	0.93	6,684	18	(0.02)

Deposits	79,391	63	0.16	87,736	66	0.15	8,345	3	(0.01)
Short-term borrowings(1)	42,548	44	0.21	39,912	32	0.16	(2,636)	(12)	(0.05)
Trading account liabilities	3,975	10	0.50	3,975	15	0.76	—	5	0.26
Long-term debt	8,758	85	1.93	9,688	90	1.86	930	5	(0.07)

Total interest-bearing liabilities	134,672	202	0.30	141,311	203	0.29	6,639	1	(0.01)

Net	¥13,981	¥505	0.65	¥14,026	¥522	0.64	¥45	¥17	(0.01)

Note:

(1)	Short-term borrowings consist of due to trust accounts, call money and funds purchased, payables under repurchase agreements and securities lending transactions and other short-term borrowings.

Interest and dividend income increased by ¥18 billion, or 2.5%, from the six months ended September 30, 2012 to ¥725 billion in the six months ended September 30, 2013 due mainly to an increase in interest income from loans, offset in part by a decrease in interest and dividend income from investments. The increase in interest income from loans was due mainly to an increase in the average balance of foreign loans, especially in Asia, in part reflecting the depreciation of the yen. The decrease in interest and dividend income from investments was due mainly to a decrease in the average balance of domestic investments primarily as a result of sales and redemptions of Japanese government bonds. The changes in the average yields on interest-earning assets contributed to an overall decrease in interest and dividend income of ¥56 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥74 billion, resulting in the ¥18 billion increase in interest and dividend income.

Interest expense increased by ¥1 billion, or 0.5%, from the six months ended September 30, 2012 to ¥203 billion in the six months ended September 30, 2013 due mainly to increases in interest expenses on long-term debt, trading account liabilities and deposits, offset in part by a decrease in interest expense on short-term borrowings. The increase in interest expense on long-term debt was due mainly to an increase in the average balance of domestic long-term debt, offset in part by a decline in the average interest rate of domestic long-term debt as a result of an increase in low interest rate debt from the Bank of Japan. The increase in interest expense on trading account liabilities was due mainly to a rise in the average interest rate, reflecting a rise in long-term interest rate levels of major currencies. The increase in interest expense on deposits was due mainly to an increase in the average balance of domestic and foreign deposits. The decrease in interest expense on short-term borrowings was due mainly to a decline in the average interest rate, reflecting a decline in short-term interest rate levels of major currencies, and a decrease in the average balance of domestic short-term borrowings. The changes in average interest rates on interest-bearing liabilities contributed to an overall decrease in interest expense of ¥39 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥40 billion, resulting in the ¥1 billion increase in interest expense.

As a result of the foregoing, net interest income increased by ¥17 billion, or 3.4%, from the six months ended September 30, 2012 to ¥522 billion in the six months ended September 30, 2013. Average interest rate spread declined by 0.01% from the six months ended September 30, 2012 to 0.64% in the six months ended September 30, 2013. The decline of the average interest rate spread was not significant because both the average yields on total interest-earning assets and the average interest rates on total interest-bearing liabilities generally leveled out between these periods.

Provision (Credit) for Loan Losses

We recorded a credit for loan losses of ¥96 billion in the six months ended September 30, 2013 compared to a provision for loan losses of ¥18 billion in the corresponding period in the previous fiscal year. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Recent Developments—Operating Environment.”

Noninterest Income

The following table shows a breakdown of noninterest income for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,		Increase (decrease)
	2012	2013
	(in billions of yen)
Fees and commissions:
Fees and commissions from securities-related business	¥52	¥90	¥38
Fees and commissions from deposits and lending business	49	58	9
Fees and commissions from remittance business	52	54	2
Trust fees	22	24	2
Fees for other customer services	101	111	10

Total fees and commissions income	276	337	61

Foreign exchange gains (losses)—net	38	17	(21)
Trading account gains (losses)—net	327	(188)	(515)
Investment gains (losses)—net	46	115	69
Investment gains (losses) related to bonds	72	29	(43)
Investment gains (losses) related to equity securities	(35)	64	99
Others	9	22	13
Gains on disposal of premises and equipment	8	7	(1)
Other noninterest income	68	86	18

Total noninterest income	¥763	¥374	¥(389)

Noninterest income decreased by ¥389 billion, or 51.0%, from the six months ended September 30, 2012 to ¥374 billion in the six months ended September 30, 2013. The decrease was due mainly to trading account losses—net of ¥188 billion in the six months ended September 30, 2013, compared to trading account gains—net of ¥327 billion in the corresponding period in the previous fiscal year, and a decrease of ¥21 billion in foreign exchange gains—net, offset in part by an increase of ¥69 billion in investment gains—net and an increase of ¥61 billion in fees and commissions.

Trading Account Gains (Losses)—Net

Trading account gains (losses)—net was a loss of ¥188 billion in the six months ended September 30, 2013 compared to a gain of ¥327 billion in the corresponding period in the previous fiscal year. The change was due mainly to an increase in losses related to changes in the fair value of foreign currency denominated available-for-sale securities for which the fair value option was elected, reflecting a rise in long-term interest rates, and an increase in losses related to change in the fair value of derivative financial instruments used to hedge market risks, mainly interest rate risk, that are not eligible for hedge accounting under U.S. GAAP. For further information on the fair value option, see note 17 to our consolidated financial statements included elsewhere in this report.

Foreign Exchange Gains (Losses)—Net

Foreign exchange gains—net decreased by ¥21 billion, or 55.3%, from the six months ended September 30, 2012 to ¥17 billion in the six months ended September 30, 2013. The decrease was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2013.

Investment Gains (Losses)—Net

Investment gains—net increased by ¥69 billion, or 150.0%, from the six months ended September 30, 2012 to ¥115 billion in the six months ended September 30, 2013. The increase was due mainly to investment gains related to equity securities of ¥64 billion in the six months ended September 30, 2013 compared to investment losses related to equity securities of ¥35 billion in the corresponding period in the previous fiscal year, offset in part by a decrease in investment gains related to bonds of ¥43 billion, or 59.7%, from the six months ended September 30, 2012 to ¥29 billion in the six months ended September 30, 2013. The change in investment gains (losses) related to equity securities was due mainly to a decrease in impairment losses on equity securities and an increase in gains on sales of equity securities for the six months ended September 30, 2013, both of which were results of an upturn in domestic stock market conditions during the six months ended September 30, 2013. The decrease in investment gains related to bonds was due mainly to a decrease in gains on sales of bonds for the six months ended September 30, 2013, which reflected a rise in long-term interest rates during the six months ended September 30, 2013 compared to the corresponding period in the previous fiscal year.

Fees and Commissions

Fees and commissions increased by ¥61 billion, or 22.1%, from the six months ended September 30, 2012 to ¥337 billion in the six months ended September 30, 2013. The increase was due mainly to an increase in fees and commissions from securities-related business of ¥38 billion, or 73.1%, from the six months ended September 30, 2012 to ¥90 billion in the six months ended September 30, 2013. The increase in fees and commissions from securities-related business was due mainly to an increase in fees and commissions related to equity securities transactions, investment trust and individual annuities as a result of the upturn in domestic stock markets during the six months ended September 30, 2013 compared to the six months ended September 30, 2012.

Noninterest Expenses

The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,		Increase (decrease)
	2012	2013
	(in billions of yen)
Salaries and employee benefits	¥277	¥292	¥15
General and administrative expenses	220	235	15
Occupancy expenses	84	83	(1)
Fees and commission expenses	58	65	7
Provision (credit) for losses on off-balance-sheet instruments	(11)	14	25
Other noninterest expenses	44	56	12

Total noninterest expenses	¥672	¥745	¥73

Noninterest expenses increased by ¥73 billion, or 10.9%, from the six months ended September 30, 2012 to ¥745 billion in the six months ended September 30, 2013. This increase was due mainly to a provision for losses on off-balance-sheet instruments of ¥14 billion in the six months ended September 30, 2013 compared to a credit for losses on off-balance-sheet instruments of ¥11 billion in the corresponding period in the previous fiscal year and increases of ¥15 billion in general and administrative expenses and ¥15 billion in salaries and employee benefits.

Provision (Credit) for losses on Off-Balance-Sheet Instruments

Provision (credit) for losses on off-balance-sheet instruments was a provision of ¥14 billion in the six months ended September 30, 2013 compared to a credit of ¥11 billion in the corresponding period in the previous fiscal year. The provision was due mainly to an increase in allowance for losses on off-balance-sheet transactions primarily as a result of downgrades in credit ratings of some obligors.

General and Administrative Expenses

General and administrative expenses increased by ¥15 billion, or 6.8%, from the six months ended September 30, 2012 to ¥235 billion in the six months ended September 30, 2013. The increase was due mainly to an increase in IT-related costs mainly in connection with the development of our next-generation information technology system platform.

Salaries and Employee Benefits

Salaries and employee benefits increased by ¥15 billion, or 5.4%, from the six months ended September 30, 2012 to ¥292 billion in the six months ended September 30, 2013 due mainly to an increase in overseas personnel expenses reflecting the depreciation of the Japanese yen against other major currencies.

Income Tax Expense

Income tax expense decreased by ¥210 billion, or 79.8%, from the six months ended September 30, 2012 to ¥53 billion in the six months ended September 30, 2013. The decrease was due mainly to a deferred tax benefit of ¥14 billion in the six months ended September 30, 2013, compared to a deferred tax expense of ¥135 billion in the six months ended September 30, 2012. The change was due mainly to an increase in deferred tax assets, net of valuation allowance, due primarily to an increase in our estimation of future tax benefits as a result of the increase in net unrealized gains on available-for-sale securities reflecting primarily the upturn in domestic stock markets.

	Six months ended September 30,		Increase (decrease)
	2012	2013
	(in billions of yen)
Income before income tax expense	¥578	¥247	¥(331)
Income tax expense	263	53	(210)
Current tax expense	128	67	(61)
Deferred tax expense (benefit)	135	(14)	(149)

Net income	315	194	(121)
Less: Net income attributable to noncontrolling interests	2	3	1

Net income attributable to MHFG shareholders	¥313	¥191	¥(122)

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased by ¥1 billion, or 50.0%, from the six months ended September 30, 2012 to ¥3 billion in the six months ended September 30, 2013.

Net Income Attributable to MHFG Shareholders

As a result of the foregoing, net income attributable to MHFG shareholders decreased by ¥122 billion, or 39.0%, from the corresponding period in the previous fiscal year to ¥191 billion in the six months ended September 30, 2013.

Business Segments Analysis

Our operating segments are based on the nature of the products and services provided, the type of customer and our management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of our business segments. We measure the performance of each of our operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation of total net business profits with income before income tax expense under U.S. GAAP is provided in note 19 to our consolidated financial statements included elsewhere in this report.

Beginning on April 1, 2013, we moved to a new group operational structure and established ten business units such as the personal banking unit, retail banking unit, corporate banking unit, etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities and other business areas, based on the ten business units across Mizuho Bank (the former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013), Mizuho Trust & Banking and Mizuho Securities, etc., and the former three Global Groups were abolished.

We engage in banking, trust banking, securities and other businesses through consolidated subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, we disclose business segment information based on the relevant principal consolidated subsidiaries such as Mizuho Bank (the former Mizuho Bank and the former Mizuho Corporate Bank), Mizuho Trust & Banking and Mizuho Securities for investors to measure the present and future cash flows properly.

Operating segments of Mizuho Bank are aggregated based on the type of customer characteristics and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

Mizuho Bank

Personal Banking

This segment provides financial products such as housing loans, deposits, investment trusts and individual insurance to individual customers through Mizuho Bank’s nationwide branches and ATM network as well as telephone and Internet banking services. In addition, this segment handles trust products as an agent of Mizuho Trust & Banking.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for SMEs.

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to Japanese large corporations and their affiliates by integrating our specialty functions, including banking, trust and securities, based on solid relationships with our domestic customers and by utilizing our global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial services including a range of solution businesses in accordance with the growth strategy of our corporate customers. This segment provides solutions for stable fund-raising, mergers and acquisitions and initial public offerings for customers in their start-up or growth stages, and management buy-out, business inheritance, entry to new business and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial services that include funding support via the subscription and underwriting of bonds, etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for our Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through our global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy Mizuho Bank’s customers’ financial and business risk control requirements. It is also engaged in Mizuho Bank’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of Mizuho Bank.

Mizuho Trust & Banking

Mizuho Trust & Banking provides products and services related to trust, real estate, securitization and structured finance, pension and asset management and stock transfers.

Mizuho Securities

Mizuho Securities provides full-line securities services to corporations, financial institutions, public sector entities and individuals.

Others

This segment consists of Mizuho Financial Group, our subsidiaries other than Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, and our equity-method affiliates. They provide a wide range of customers with various products and services such as those related to trust and custody, asset management and private banking through companies such as Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate) and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

The information below for reportable segments is derived from our internal management reporting system as of September 30, 2013.

Results of Operations by Business Segment

Consolidated Results of Operations

Consolidated gross profits for the six months ended September 30, 2013 were ¥1,043.0 billion, a decrease of ¥61.0 billion compared to the six months ended September 30, 2012. Consolidated general and administrative expenses (excluding non-recurring losses) for the six months ended September 30, 2013 were ¥599.7 billion, an increase of ¥29.0 billion compared to the six months ended September 30, 2012. Consolidated net business profits for the six months ended September 30, 2013 were ¥418.6 billion, a decrease of ¥80.7 billion compared to the six months ended September 30, 2012.

	The former Mizuho Bank (Consolidated)
		The former Mizuho Bank (Unconsolidated)
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	Others (g)
	(in billions of yen)
Six months ended September 30, 2012(1)(2)(3):
Gross profits:
Net interest income (expense)	¥280.7	¥261.7	¥110.0	¥42.2	¥6.4	¥52.0	¥9.9	¥41.2	¥19.0
Net noninterest income	198.6	172.5	11.9	19.2	7.1	34.7	3.1	96.5	26.1

Total	479.3	434.2	121.9	61.4	13.5	86.7	13.0	137.7	45.1
General and administrative expenses	290.2	265.1	110.4	57.8	5.7	37.7	7.2	46.3	25.1
Others	(6.7)	—	—	—	—	—	—	—	(6.7)

Net business profits (losses)	¥182.4	¥169.1	¥11.5	¥3.6	¥7.8	¥49.0	¥5.8	¥91.4	¥13.3

	The former Mizuho Corporate Bank (Consolidated)									Mizuho Trust & Banking (Consolidated)
		The former Mizuho Corporate Bank (Unconsolidated)
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	Mizuho Securities (Consolidated) (m)	Others (n)	(o)	Others (p)	Total
	(in billions of yen)
Six months ended September 30, 2012(1)(2)(3):
Gross profits:
Net interest income (expense)	¥234.0	¥192.9	¥68.7	¥0.2	¥7.6	¥53.6	¥62.8	¥(0.6)	¥41.7	¥20.0	¥(1.7)	¥533.0
Net noninterest income	294.9	193.8	41.7	0.1	5.7	53.2	93.1	94.5	6.6	48.3	29.2	571.0

Total	528.9	386.7	110.4	0.3	13.3	106.8	155.9	93.9	48.3	68.3	27.5	1,104.0
General and administrative expenses	213.3	114.5	37.7	0.7	6.7	35.4	34.0	84.6	14.2	44.7	22.5	570.7
Others	(26.9)	—	—	—	—	—	—	(0.5)	(26.4)	(1.7)	1.3	(34.0)

Net business profits (losses)	¥288.7	¥272.2	¥72.7	¥(0.4)	¥6.6	¥71.4	¥121.9	¥8.8	¥7.7	¥21.9	¥6.3	¥499.3

	Mizuho Bank (Consolidated)										Mizuho Trust & Banking (Consolidated)	Mizuho Securities (Consolidated)
		Mizuho Bank (Unconsolidated)
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Others (h)	(i)	(j)	Others (k)	Total
	(in billions of yen)
Six months ended September 30, 2013(1)(2)(3)(4):
Gross profits:
Net interest income	¥401.7	¥347.4	¥55.3	¥20.1	¥80.7	¥25.8	¥12.5	¥64.6	¥88.4	¥54.3	¥19.0	¥1.3	¥132.0	¥554.0
Net noninterest income (expense)	192.2	191.2	9.1	11.6	66.5	19.6	8.7	76.5	(0.8)	1.0	53.8	148.1	94.9	489.0

Total	593.9	538.6	64.4	31.7	147.2	45.4	21.2	141.1	87.6	55.3	72.8	149.4	226.9	1,043.0
General and administrative expenses	275.8	254.7	56.6	29.4	40.5	19.8	10.5	42.9	55.0	21.1	45.6	120.1	158.2	599.7
Others	(22.2)	—	—	—	—	—	—	—	—	(22.2)	(1.5)	—	(1.0)	(24.7)

Net business profits	¥295.9	¥283.9	¥7.8	¥2.3	¥106.7	¥25.6	¥10.7	¥98.2	¥32.6	¥12.0	¥25.7	¥29.3	¥67.7	¥418.6

Notes:

(1)	As for the six months ended September 30, 2012, “Others (g)”, “Others (n)” and “Others (p)” include elimination of transactions between consolidated subsidiaries. As for the six months ended September 30, 2013, “Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2013, we moved to a new group operational structure and new allocation methods applied to the calculation of “Gross profits” and “General and administrative expenses.” Figures for the six months ended September 30, 2012 have been reclassified under the new allocation methods.
(3)	Beginning on April 1, 2013, Mizuho Securities was turned into a directly-held subsidiary of Mizuho Financial Group. As for the six months ended September 30, 2012, “Mizuho Securities (Consolidated) (m)” represents the performance of the former Mizuho Securities, while “Others (g)” includes the performance of the former Mizuho Investors Securities. As for the six months ended September 30, 2013, “Mizuho Securities (Consolidated) (j)” represents the performance of the new Mizuho Securities, in light of the merger of the former Mizuho Securities and the former Mizuho Investors Securities conducted in January 2013.
(4)	As for the six months ended September 30, 2013, “Mizuho Bank (Unconsolidated)” represents the sum of the performance of the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second quarter, while “Others (h)” includes the performance of the former Mizuho Bank for the first quarter, in light of the merger of the former Mizuho Bank and the former Mizuho Corporate Bank conducted in July 2013.

Mizuho Bank

On July 1, 2013, the merger between the former Mizuho Bank and the former Mizuho Corporate Bank came into effect with the former Mizuho Corporate Bank as the surviving entity, which was renamed Mizuho Bank upon the merger. The following table and comparison is based on the simple aggregation of the results of the former Mizuho Bank and the former Mizuho Corporate Bank with respect to periods prior to the merger.

	The former Mizuho Bank and the former Mizuho Corporate Bank
	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Six months ended September 30, 2012(1):
Gross profits:
Net interest income	¥110.0	¥42.2	¥75.1	¥52.2	¥17.5	¥53.6	¥104.0	¥454.6
Net noninterest income	11.9	19.2	48.8	34.8	8.8	53.2	189.6	366.3

Total	121.9	61.4	123.9	87.0	26.3	106.8	293.6	820.9
General and administrative expenses	110.4	57.8	43.4	38.4	13.9	35.4	80.3	379.6
Others	—	—	—	—	—	—	—	—

Net business profits	¥11.5	¥3.6	¥80.5	¥48.6	¥12.4	¥71.4	¥213.3	¥441.3

Six months ended September 30, 2013(1):
Gross profits:
Net interest income	¥108.8	¥40.3	¥83.2	¥51.2	¥17.2	¥64.6	¥105.8	¥471.1
Net noninterest income	17.8	22.1	71.2	32.5	10.9	76.5	22.3	253.3

Total	126.6	62.4	154.4	83.7	28.1	141.1	128.1	724.4
General and administrative expenses	111.7	58.3	43.9	38.7	14.4	42.9	76.9	386.8
Others	—	—	—	—	—	—	—	—

Net business profits	¥14.9	¥4.1	¥110.5	¥45.0	¥13.7	¥98.2	¥51.2	¥337.6

Note:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013. Figures for the six months ended September 30, 2012 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank, and figures for the six months ended September 30, 2013 represent the simple aggregation of the performance of the former Mizuho Bank and the former Mizuho Corporate Bank for the first quarter and the new Mizuho Bank for the second quarter.

Gross profits for the six months ended September 30, 2013 were ¥724.4 billion, a decrease of ¥96.5 billion, or 11.8%, compared to the six months ended September 30, 2012. The decrease was attributable mainly to a decrease in noninterest income from trading and others due mainly to the particularly strong results in the previous period. This decrease was offset in part by increases in gross profits related to our customer groups attributable to an increase in sales of investment trusts in the personal banking and retail banking, an increase in solution business-related income in corporate banking (large corporations), and an increase in loans mainly in Asia in international banking.

General and administrative expenses for the six months ended September 30, 2013 increased by ¥7.2 billion, or 1.9%, compared to the six months ended September 30, 2012 to ¥386.8 billion due mainly to the impact of the depreciation of the yen against the dollar and other major currencies offset in part by our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for the six months ended September 30, 2013 decreased by ¥103.7 billion, or 23.5%, compared to the six months ended September 30, 2012 to ¥337.6 billion.

Mizuho Trust & Banking

Gross profits for Mizuho Trust & Banking for the six months ended September 30, 2013 were ¥72.8 billion, an increase of ¥4.5 billion, or 6.6%, compared to the six months ended September 30, 2012. The increase was attributable mainly to an increase in noninterest income related to real estate and pension and asset management businesses reflecting the recovery in market conditions.

General and administrative expenses for Mizuho Trust & Banking for the six months ended September 30, 2013 increased by ¥0.9 billion, or 2.0%, compared to the six months ended September 30, 2012 to ¥45.6 billion. We were able to maintain expense levels similar to the previous period due mainly to our group-wide cost reduction efforts.

As a result mainly of the foregoing, net business profits for Mizuho Trust & Banking for the six months ended September 30, 2013 increased by ¥3.8 billion, or 17.4%, compared to the six months ended September 30, 2012 to ¥25.7 billion.

Mizuho Securities

Gross profits for Mizuho Securities for the six months ended September 30, 2013 were ¥149.4 billion, an increase of ¥55.5 billion, or 59.1%, compared to the six months ended September 30, 2012. The increase was attributable mainly to the impact of the merger with Mizuho Investors Securities as well as an increase in commission income and income related to investment trusts reflecting the recovery in market conditions.

General and administrative expenses for Mizuho Securities for the six months ended September 30, 2013 increased by ¥35.5 billion, or 42.0%, compared to the six months ended September 30, 2012 to ¥120.1 billion. The increase was due mainly to the impact of the merger with Mizuho Investors Securities as well as an increase in personnel expenses reflecting the recovery in operating results.

As a result mainly of the foregoing, net business profits for Mizuho Securities for the six months ended September 30, 2013 increased by ¥20.5 billion, or 233.0%, compared to the six months ended September 30, 2012 to ¥29.3 billion.

Financial Condition

Assets

Our assets as of March 31, 2013 and September 30, 2013 were as follows:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen)
Cash and due from banks	¥1,268	¥1,072	¥(196)
Interest-bearing deposits in other banks	11,216	17,140	5,924
Call loans and funds sold	531	361	(170)
Receivables under resale agreements	9,025	12,157	3,132
Receivables under securities borrowing transactions	5,544	5,586	42
Trading account assets	34,067	29,676	(4,391)
Investments	43,252	38,832	(4,420)
Loans	69,833	71,142	1,309
Allowance for loan losses	(773)	(659)	114

Loans, net of allowance	69,060	70,483	1,423
Premises and equipment—net	1,092	1,098	6
Due from customers on acceptances	102	92	(10)
Accrued income	276	226	(50)
Goodwill	6	14	8
Intangible assets	64	62	(2)
Deferred tax assets	642	545	(97)
Other assets	2,602	4,938	2,336

Total assets	¥178,747	¥182,282	¥3,535

Total assets increased by ¥3,535 billion from ¥178,747 billion as of March 31, 2013 to ¥182,282 billion as of September 30, 2013. This increase was due mainly to an increase of ¥5,924 billion in interest-bearing deposits in other banks, primarily those in the Bank of Japan, an increase of ¥3,132 billion in receivables under resale agreements, an increase of ¥2,336 billion in other assets, primarily accounts receivable from brokers, dealers and customers for securities transactions, and an increase of ¥1,423 billion in loans, net of allowance, offset in part by a decrease of ¥4,420 billion in investments, primarily Japanese government bonds, and a decrease of ¥4,391 billion in trading account assets, primarily derivative contracts and U.S. Treasury bonds.

Loans

Loans Outstanding

The following table shows our loans outstanding as of March 31, 2013 and September 30, 2013:

	As of				Increase (decrease)
	March 31, 2013		September 30, 2013
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥8,079	11.5%	¥8,092	11.3%	¥13	(0.2)%
Construction and real estate	7,478	10.7	7,293	10.2	(185)	(0.5)
Services	3,972	5.7	3,975	5.6	3	(0.1)
Wholesale and retail	5,356	7.6	5,253	7.4	(103)	(0.2)
Transportation and communications	3,147	4.5	3,273	4.6	126	0.1
Banks and other financial institutions	3,143	4.5	3,191	4.5	48	0.0
Government and public institutions	6,907	9.9	6,826	9.6	(81)	(0.3)
Other industries(1)	4,522	6.5	4,512	6.3	(10)	(0.2)
Individuals	11,976	17.1	11,938	16.8	(38)	(0.3)
Mortgage loans	11,234	16.1	11,182	15.7	(52)	(0.4)
Other	742	1.0	756	1.1	14	0.1

Total domestic	54,580	78.0	54,353	76.3	(227)	(1.7)
Foreign:
Commercial and industrial	10,481	15.0	11,419	16.0	938	1.0
Banks and other financial institutions	4,089	5.8	4,458	6.3	369	0.5
Government and public institutions	596	0.9	795	1.1	199	0.2
Other(1)	199	0.3	245	0.3	46	0.0

Total foreign	15,365	22.0	16,917	23.7	1,552	1.7

Subtotal	69,945	100.0%	71,270	100.0%	1,325	—

Less: Unearned income and deferred loan fees—net	(112)		(128)		(16)

Total loans before allowance for loan losses	¥69,833		¥71,142		¥1,309

Note:

(1)	“Other industries” within domestic and “other” within foreign include trade receivables and lease receivables of consolidated variable interest entities.

Total loans before allowance for loan losses increased by ¥1,309 billion from the end of the previous fiscal year to ¥71,142 billion as of September 30, 2013. Loans to domestic borrowers decreased by ¥227 billion to ¥54,353 billion due primarily to a decrease in loans to construction and real estate and a decrease in loans to wholesale and retail. These decreases were offset in part by an increase in loans to transportation and communications.

Loans to foreign borrowers increased by ¥1,552 billion from the end of the previous fiscal year to ¥16,917 billion as of September 30, 2013. The increase in loans to foreign borrowers was due primarily to an increase in almost all of the industries, mainly in Asia, and the translation impact of the depreciation of the yen against other major currencies.

Within our loan portfolio, loans to domestic borrowers decreased from 78.0% to 76.3% while loans to foreign borrowers increased from 22.0% to 23.7%.

Balance of Impaired Loans

The following table shows our impaired loans as of March 31, 2013 and September 30, 2013 based on classifications by domicile and industry segment:

	As of				Increase (decrease)
	March 31, 2013		September 30, 2013
	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry	Impaired loans	Ratio to gross total loans to industry
	(in billions of yen, except percentages)
Domestic:
Manufacturing	¥336	4.2%	¥215	2.7%	¥(121)	(1.5)%
Construction and real estate	249	3.3	164	2.2	(85)	(1.1)
Services	90	2.3	83	2.1	(7)	(0.2)
Wholesale and retail	173	3.2	155	3.0	(18)	(0.2)
Transportation and communications	59	1.9	44	1.3	(15)	(0.6)
Banks and other financial institutions	14	0.4	12	0.4	(2)	0.0
Other industries	5	0.0	4	0.0	(1)	0.0
Individuals	235	2.0	215	1.8	(20)	(0.2)

Total domestic	1,161	2.1	892	1.6	(269)	(0.5)
Foreign	303	2.0	285	1.7	(18)	(0.3)

Total impaired loans	¥1,464	2.1	¥1,177	1.7	¥(287)	(0.4)

Impaired loans decreased by ¥287 billion, or 19.6%, from the end of the previous fiscal year to ¥1,177 billion as of September 30, 2013. Impaired loans to domestic borrowers decreased by ¥269 billion due mainly to decreases in manufacturing and construction and real estate as a result of upgrades and collections related to some borrowers. Impaired loans to foreign borrowers decreased by ¥18 billion, primarily in Western Europe and North America.

The percentage of impaired loans within gross total loans decreased from 2.1% as of March 31, 2013 to 1.7% as of September 30, 2013. The percentage of impaired loans net of allowance to gross total loans net of allowance decreased from 1.00% as of March 31, 2013 to 0.73% as of September 30, 2013, due to an increase in gross total loans net of allowance and a decrease in impaired loans net of allowance.

Allowance for Loan Losses

Balance of allowance for loan losses

The following table summarizes the allowance for loan losses by component and as a percentage of the corresponding loan balance as of March 31, 2013 and September 30, 2013:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen, except percentages)
Allowance for loan losses on impaired loans(1) (A)	¥406	¥323	¥(83)
Allowance for loan losses on non-impaired loans (B)	367	336	(31)

Total allowance for loan losses (C)	773	659	(114)
Impaired loans requiring an allowance for loan losses (D)	1,242	974	(268)
Impaired loans not requiring an allowance for loan losses (E)	222	203	(19)
Non-impaired loans(2) (F)	68,481	70,093	1,612

Gross total loans (G)	¥69,945	¥71,270	¥1,325

Percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance (A)/(D)x100	32.71%	33.13%	0.42%
Percentage of allowance for loan losses on non-impaired loans against the balance of non-impaired loans (B)/(F)x100	0.54	0.48	(0.06)
Percentage of total allowance for loan losses against gross total loans (C)/(G)x100	1.11	0.92	(0.19)

Notes:

(1)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥478 billion as of September 30, 2013 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(2)	Non-impaired loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.

Allowance for loan losses decreased by ¥114 billion from the end of the previous fiscal year to ¥659 billion as of September 30, 2013. This decrease was due to a decrease of ¥83 billion in the allowance for loan losses on impaired loans as a result of a decrease in domestic impaired loans requiring an allowance for loan losses, and a decrease of ¥31 billion in the allowance for loan losses on non-impaired loans. The allowance for loan losses on non-impaired loans decreased due primarily to upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Recent Developments—Operating Environment.” As a result, the percentage of total allowance for loan losses against gross total loans decreased by 0.19% to 0.92%, and the percentage of allowance for loan losses on impaired loans against the balance of impaired loans requiring an allowance increased by 0.42% to 33.13%.

The primary factors behind the gap between the 14.7% decrease in allowance for loan losses and the 1.9% increase in the balance of gross total loans as of September 30, 2013 compared to March 31, 2013 consisted mainly of the decrease in impaired loans requiring an allowance for loan losses as a result of upgrades and collections related to some borrowers, and the increase in the balance of non-impaired loans.

Impaired loans decreased by 19.6% from the end of the previous fiscal year due mainly to a decrease in domestic impaired loans. Allowance for loan losses on impaired loans decreased by 20.4%.

The coverage ratio for impaired loans increased by 3.2% as of September 30, 2013 compared to March 31, 2013. The increase was due to how the percentage decrease in impaired loans was greater than the percentage decrease in allowance for loan losses.

Provision (credit) for loan losses

The following table summarizes changes in our allowance for loan losses in the six months ended September 30, 2012 and 2013:

	Six months ended September 30,		Increase (decrease)
	2012	2013
	(in billions of yen)
Allowance for loan losses at beginning of fiscal year	¥683	¥773	¥90
Provision (credit) for loan losses	18	(96)	(114)
Charge-offs	44	38	(6)
Less: Recoveries	15	12	(3)

Net charge-offs	29	26	(3)
Others(1)	(6)	8	14

Balance at end of six-month period	¥666	¥659	¥(7)

Note:

(1)	“Others” include primarily foreign exchange translation.

We recorded a credit for loan losses of ¥96 billion in the six months ended September 30, 2013 compared to a provision for loan losses of ¥18 billion in the six months ended September 30, 2012. The change was due primarily to a decrease in allowance for loan losses on domestic impaired loans as a result of upgrades and collections related to some borrowers and on non-impaired loans reflecting upgrades in the obligor categories of a broad range of borrowers mainly through our credit management activities, including business revitalization support for borrowers, reflecting the continuing gradual recovery of the Japanese economy as described in “—Recent Developments—Operating Environment.”

Charge-offs decreased by ¥6 billion from the six months ended September 30, 2012 to ¥38 billion for the six months ended September 30, 2013. The decrease was due to a decrease in charge-offs of foreign loans, offset in part by an increase in charge-offs of domestic loans. Recoveries decreased by ¥3 billion from the six months ended September 30, 2012 to ¥12 billion in the six months ended September 30, 2013. The decrease was due to decreases in recoveries on domestic and foreign loans.

Investments

The majority of our investments are available-for-sale securities, which as of March 31, 2013 and September 30, 2013 were as follows:

	As of						Increase (decrease)
	March 31, 2013			September 30, 2013
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions of yen)
Available-for-sale securities:
Debt securities	¥36,127	¥36,275	¥148	¥30,827	¥30,881	¥54	¥(5,300)	¥(5,394)	¥(94)
Japanese government bonds	30,710	30,783	73	25,939	25,953	14	(4,771)	(4,830)	(59)
Other than Japanese government bonds	5,417	5,492	75	4,888	4,928	40	(529)	(564)	(35)
Equity securities (marketable)	1,699	3,139	1,440	1,646	3,509	1,863	(53)	370	423

Total	¥37,826	¥39,414	¥1,588	¥32,473	¥34,390	¥1,917	¥(5,353)	¥(5,024)	¥329

Available-for-sale securities decreased by ¥5,024 billion from the end of the previous fiscal year to ¥34,390 billion as of September 30, 2013. This decrease was due primarily to a decrease in Japanese government bonds due to the sales and redemptions in order to mitigate interest rate risk. See note 3 to our consolidated financial statements for details of other investments included within investments.

Cash and Due from Banks

Cash and due from banks decreased by ¥196 billion from the end of the previous fiscal year to ¥1,072 billion as of September 30, 2013. The decrease was due to net cash used in investing activities of ¥4,237 billion, offset in part by net cash provided by operating activities of ¥3,606 billion and net cash provided by financing activities of ¥412 billion.

Liabilities

The following table shows our liabilities as of March 31, 2013 and September 30, 2013:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen)
Deposits	¥100,222	¥102,297	¥2,075
Due to trust accounts	619	711	92
Call money and funds purchased	6,127	5,608	(519)
Payables under repurchase agreements	17,451	20,495	3,044
Payables under securities lending transactions	11,496	7,476	(4,020)
Other short-term borrowings	6,724	7,665	941
Trading account liabilities	16,769	15,301	(1,468)
Bank acceptances outstanding	102	92	(10)
Income taxes payable	38	31	(7)
Deferred tax liabilities	14	17	3
Accrued expenses	159	148	(11)
Long-term debt	8,802	9,582	780
Other liabilities	4,367	6,681	2,314

Total liabilities	¥172,890	¥176,104	¥3,214

Total liabilities increased by ¥3,214 billion from the end of the previous fiscal year to ¥176,104 billion as of September 30, 2013. The increase was due primarily to increases of ¥2,314 billion in other liabilities, primarily accounts payable to brokers, dealers and customers for securities transactions, and ¥2,075 billion in deposits, offset by a decrease of ¥1,468 billion in trading account liabilities, primarily derivative contracts. Short-term borrowings, which include due to trust accounts, call money and funds purchased, payables under repurchase agreements, payables under securities lending transactions and other short-term borrowings, decreased by ¥462 billion.

Deposits

The following table shows a breakdown of our deposits as of March 31, 2013 and September 30, 2013:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥12,139	¥12,607	¥468
Interest-bearing deposits	74,218	74,529	311

Total domestic deposits	86,357	87,136	779

Foreign:
Noninterest-bearing deposits	836	980	144
Interest-bearing deposits	13,029	14,181	1,152

Total foreign deposits	13,865	15,161	1,296

Total deposits	¥100,222	¥102,297	¥2,075

Deposits increased by ¥2,075 billion from the end of the previous fiscal year to ¥102,297 billion as of September 30, 2013. Domestic deposits increased by ¥779 billion from the end of the previous fiscal year to ¥87,136 billion as of September 30, 2013. Domestic noninterest-bearing deposits, mainly from Japanese companies, increased by ¥468 billion to ¥12,607 billion as of September 30, 2013, and interest-bearing deposits, mainly from individuals, increased by ¥311 billion to ¥74,529 billion as of September 30, 2013. Foreign deposits increased by ¥1,296 billion from the end of the previous fiscal year to ¥15,161 billion as of September 30, 2013, due mainly to an increase in time deposits and the translation impact of the depreciation of the yen against other major currencies.

Short-term Borrowings

The following table shows a breakdown of our short-term borrowings as of March 31, 2013 and September 30, 2013:

	As of						Increase (decrease)
	March 31, 2013			September 30, 2013
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(in billions of yen)
Due to trust accounts	¥619	¥—	¥619	¥711	¥—	¥711	¥92	¥—	¥92
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	18,222	16,852	35,074	13,627	19,952	33,579	(4,595)	3,100	(1,495)
Other short-term borrowings	6,544	180	6,724	7,417	248	7,665	873	68	941

Total short-term borrowings	¥25,385	¥17,032	¥42,417	¥21,755	¥20,200	¥41,955	¥(3,630)	¥3,168	¥(462)

Short-term borrowings decreased by ¥462 billion from the end of the previous fiscal year to ¥41,955 billion as of September 30, 2013. Domestic short-term borrowings decreased by ¥3,630 billion due mainly to a decrease in payables under securities lending transactions. Foreign short-term borrowings increased by ¥3,168 billion due primarily to an increase in payables under repurchase agreements.

Equity

The following table shows a breakdown of equity as of March 31, 2013 and September 30, 2013:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen)
MHFG shareholders’ equity:
Preferred stock	¥377	¥331	¥(46)
Common stock	5,461	5,469	8
Accumulated deficit	(883)	(769)	114
Accumulated other comprehensive income, net of tax	778	1,021	243
Treasury stock, at cost	(5)	(3)	2

Total MHFG shareholders’ equity	5,728	6,049	321
Noncontrolling interests	129	129	—

Total equity	¥5,857	¥6,178	¥321

Equity increased by ¥321 billion from the end of the previous fiscal year to ¥6,178 billion as of September 30, 2013 due mainly to an increase in accumulated other comprehensive income, net of tax and a decrease in accumulated deficit, offset in part by a decrease in preferred stock.

Preferred stock decreased by ¥46 billion from the end of the previous fiscal year to ¥331 billion as of September 30, 2013 as a result of the cancellation of the thirteenth series class XIII preferred stock of ¥37 billion and the conversion of preferred stock to common stock of ¥9 billion.

Common stock increased by ¥8 billion from the end of the previous fiscal year to ¥5,469 billion as of September 30, 2013 primarily as a result of the issuance of new shares of common stock related to the conversion of preferred stock to common stock.

Accumulated deficit decreased by ¥114 billion from the end of the previous fiscal year to ¥769 billion as of September 30, 2013. This decrease was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2013 of ¥191 billion offset in part by dividend payments of ¥76 billion.

Accumulated other comprehensive income, net of tax increased by ¥243 billion from the end of the previous fiscal year to ¥1,021 billion as of September 30, 2013 due primarily to an increase in unrealized net gains on available-for-sale securities of ¥209 billion and an improvement in foreign currency translation adjustments of ¥32 billion.

Treasury stock, at cost decreased by ¥2 billion from the end of the previous fiscal year to ¥3 billion as of September 30, 2013. This decrease was due primarily to a cancellation of treasury stock, offset in part by purchases of treasury stock.

Noncontrolling interests as of September 30, 2013 were the same level compared to those as of March 31, 2013.

Liquidity

We continuously endeavor to enhance the management of our liquidity profile and strengthen our capital base to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock, foreign currencies, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Market and Liquidity Risk Management—Liquidity Risk Management Structure” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission.

Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥2,075 billion, or 2.1%, from the end of the previous fiscal year to ¥102,297 billion as of September 30, 2013. Our average balance of deposits for the six months ended September 30, 2013 of ¥100,360 billion exceeded our average balance of loans for the same period by ¥30,099 billion. We invested the excess portion primarily in marketable securities and other high liquidity assets.

Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreement. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise subordinated long-term debt for the purpose of improving our capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings. The following table shows credit ratings assigned to our principal banking subsidiaries by S&P and Moody’s as of December 31, 2013:

	As of December 31, 2013
	S&P				Moody’s
	Long-term		Short-term	Stand-alone credit profile	Long-term	Short-term	Financial strength
Mizuho Bank	A+	(1)	A-1	a	A1	P-1	C-
Mizuho Trust & Banking	A+	(1)	A-1	a	A1	P-1	C-

Note:

(1)	Negative outlook.

We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities, maintain credit lines and swap facilities denominated in foreign currencies and pledge collateral to the U.S. Federal Reserve Bank to support future credit extensions.

In order to maintain an appropriate level of liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the monthly ALM & market risk management committee. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We have established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “normal” to “cause for concern” and “critical” categories and take appropriate actions based on such conditions. As of September 30, 2013, the balance of Japanese government bonds included within our investments was ¥26.0 trillion (excluding held-to-maturity securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.

Capital Adequacy

All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Regulatory Capital Requirements

Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.

The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements (“BIS”) and are intended to further strengthen the soundness and stability of Japanese banks. Effective March 31, 2007, guidelines were implemented by the Financial Services Agency to comply with the capital adequacy requirements set by BIS called Basel II. The framework of Basel II is based on the following three pillars: minimum capital requirements; supervisory review; and market discipline.

In May 2011, the capital adequacy guidelines were revised by the Financial Services Agency to comply with the package of measures to enhance the Basel II framework approved by the Basel Committee on Banking Supervision in July 2009. The revised guidelines include the strengthening of rules governing trading book capital and the strengthening of treatment of certain securitizations under the first pillar. The revised guidelines have been effective since the end of December 2011.

In December 2010, the Basel Committee on Banking Supervision issued the Basel III rules text (later revised in June 2011 and January 2013), which presents the details of global regulatory standards on bank capital adequacy and liquidity agreed by the Governors and Heads of Supervision, which is the oversight body of the Basel Committee on Banking Supervision, and endorsed by the G20 Leaders at the Seoul summit in November 2010. The rules text sets out higher and better-quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, measures to promote the build up of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III rules text that have been applied from January 1, 2013. While the three-pillar structure of Basel II has been retained, Basel III includes various changes.

Under the first pillar, the capital ratio is calculated by dividing regulatory capital, or risk-based capital, by risk-weighted assets. With respect to the calculation of risk-weighted assets, Mizuho Financial Group adopts the advanced internal ratings-based approach. Under such approach, balance sheet assets and off-balance sheet exposures, calculated under Japanese GAAP, are assessed in terms of credit risk according to risk components such as probability of default and loss given default, which are derived from our own internal credit experience. In addition to credit risk, banks are required to measure and apply capital charges with respect to their market risks. Market risk is defined as the risk of losses in on- and off-balance-sheet positions arising from movements in market prices. Operational risk, which was introduced under Basel II with respect to regulatory capital requirements, is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. Mizuho Financial Group adopts the advanced measurement approach for the measurement of operational risk equivalent by taking account of the following four elements: internal loss data; external loss data; scenario analysis; and business environment and internal control factors. Under Basel III, the calculation method of risk-weighted assets was revised, including modification to the treatment of counterparty credit risk, such as the capital charge for credit valuation adjustment risk.

With regard to risk-based capital, the guidelines based on Basel III set out higher and better-quality capital standards compared to those under Basel II. The guidelines based on Basel III require a target minimum standard capital adequacy ratio of 8%, Tier 1 capital ratio of 6% (4.5% in 2013 and 5.5% in 2014) and Common Equity Tier 1 capital ratio of 4.5% (3.5% in 2013 and 4.0% in 2014), on both a consolidated and non-consolidated basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group.

In November 2011, the Financial Stability Board announced policy measures to address systemically important financial institutions (“SIFIs”), which were endorsed by the G20 Leaders at the Cannes summit. The policy measures include requirements for globally systemically important banks (“G-SIBs”) to have additional loss absorption capacity tailored to the impact of their default, ranging from 1% to 2.5% of risk-weighted assets, to be met with Common Equity Tier 1 capital, which would be in addition to the 7.0% Common Equity Tier 1 capital requirement (including capital conservation buffer). The additional loss absorbency requirements will initially apply to G-SIBs identified in November 2014. The requirements will be phased in starting in January 2016 with full implementation by January 2019. Also in November 2011, the Financial Stability Board identified an initial group of global systemically important financial institutions (“G-SIFIs”), namely 29 G-SIBs, including us, using a methodology developed by the Basel Committee on Banking Supervision, and announced that the group of G-SIFIs will be updated annually and published by the Financial Stability Board each November. In November 2013, the list of G-SIBs was updated and it showed the allocation to buckets corresponding to their required level of additional loss absorbency. We were included in the list and were allocated to the bucket that would require 1.0% of additional loss absorbency.

Japanese banks are also required to comply with the supervisory review process (second pillar) and disclosure requirements for market discipline (third pillar). Under the second pillar, banks are required to maintain adequate capital to support all of the major risks in their business and are encouraged to develop and use better risk management techniques in monitoring and managing such risks. Under the third pillar, banks are required to enhance disclosure, including disclosure of details of the capital adequacy ratio, the amount of each type of risk and the method of calculation used so that the market may make more effective evaluations. Further, the revisions to the Financial Services Agency’s guidelines relating to the third pillar, which reflect the enhanced disclosure requirements under Basel III and became effective on March 31, 2013, require banks to disclose, among other things, the components of their regulatory capital and the main features of their regulatory capital instruments in common templates.

Unless otherwise specified, the regulatory capital information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios

Our capital adequacy ratios as of March 31, 2013 and September 30, 2013, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, are as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen, except percentages)
Common Equity Tier 1 capital	¥4,803.8	¥5,166.6	¥362.8
Additional Tier 1 capital	1,683.6	1,714.5	30.9

Tier 1 capital	6,487.4	6,881.2	393.7
Tier 2 capital	1,857.0	1,925.4	68.3

Total capital	¥8,344.5	¥8,806.6	¥462.1

Risk-weighted assets	¥58,823.5	¥58,789.0	¥(34.5)
Common Equity Tier 1 capital ratio	8.16%	8.78%	0.62%
Required Common Equity Tier 1 capital ratio	3.50	3.50	—
Tier 1 capital ratio	11.02	11.70	0.68
Required Tier 1 capital ratio	4.50	4.50	—
Total capital ratio	14.18	14.98	0.80
Required total capital ratio	8.00	8.00	—

Our total capital ratio as of September 30, 2013 was 14.98%, an increase of 0.80% compared to March 31, 2013. Our Tier 1 capital ratio as of September 30, 2013 was 11.70%, an increase of 0.68% compared to March 31, 2013. Our Common Equity Tier 1 capital ratio as of September 30, 2013 was 8.78%, an increase of 0.62% compared to March 31, 2013. The increases in each ratio were due mainly to an increase in Common Equity Tier 1 capital. Common Equity Tier 1 capital increased due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2013. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2013.

Capital

The following table shows a breakdown of our total risk-based capital as of March 31, 2013 and September 30, 2013:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
	(in billions of yen)
Common Equity Tier 1 capital	¥4,803.8	¥5,166.6	¥362.8
Capital and stock surplus	2,987.1	3,033.4	46.2
Retained earnings	1,814.3	2,131.6	317.3
Treasury stock	(4.6)	(3.8)	0.8
Earnings to be distributed	(76.3)	(75.8)	0.5
Subscription rights to common shares	2.6	1.7	(0.9)
Common share capital issued by subsidiaries and held by third parties	11.0	10.8	(0.1)
Instruments and reserves subject to phase-out arrangements	69.6	68.7	(0.9)
Additional Tier 1 capital(1)(2)	1,683.6	1,714.5	30.9
Additional Tier 1 instruments issued by subsidiaries and held by third parties	12.0	13.3	1.2
Eligible Tier 1 capital instruments subject to phase-out arrangements(1)(2)	1,874.8	1,874.8	—
Instruments subject to phase-out arrangements	(90.3)	(72.4)	17.8
Regulatory adjustments subject to phase-out arrangements	(112.9)	(101.1)	11.7

Tier 1 capital(1)(2)	6,487.4	6,881.2	393.7

Tier 2 capital	1,857.0	1,925.4	68.3
Tier 2 instruments issued by subsidiaries and held by third parties	3.9	5.3	1.4
Eligible Tier 2 capital instruments subject to phase-out arrangements	1,518.3	1,518.3	—
General allowance for loan losses and eligible provisions included in Tier 2	5.0	5.3	0.2
Instruments and provisions subject to phase-out arrangements	503.1	566.1	62.9
Regulatory adjustments subject to phase-out arrangements	(173.4)	(169.7)	3.7

Total capital(1)(2)	¥8,344.5	¥8,806.6	¥462.1

Notes:

(1)	As of September 30, 2013, the outstanding balance of our eleventh series class XI preferred stock was ¥331.0 billion. During the period from October 1, 2013 to December 31, 2013, holders of the preferred stock converted 2,800,000 shares (or ¥2.8 billion) by requesting us to acquire the preferred stock and issue common stock to them.
(2)	On July 11, 2013, we acquired and subsequently cancelled all ¥36.9 billion of the shares of the thirteenth series class XIII preferred stock.

Our Common Equity Tier 1 capital increased by ¥362.8 billion from ¥4,803.8 billion as of March 31, 2013 to ¥5,166.6 billion as of September 30, 2013. The increase was due mainly to an increase in retained earnings as a result of recording net income for the six months ended September 30, 2013. Our Additional Tier 1 capital increased by ¥30.9 billion from ¥1,683.6 billion as of March 31, 2013 to ¥1,714.5 billion as of September 30, 2013. As a result, our Tier 1 capital increased by ¥393.7 billion from ¥6,487.4 billion as of March 31, 2013 to ¥6,881.2 billion as of September 30, 2013.

Non-dilutive preferred securities issued by our overseas special purpose companies to investors are included within Additional Tier 1 capital and subject to phase-out arrangements. As of September 30, 2013, the outstanding balance of these securities was ¥1,711.2 billion. Although such non-dilutive preferred securities are perpetual in term, they are redeemable at our option, subject to prior approval from regulatory authorities, on, and on specified dates after, the relevant initial optional redemption date. The following table shows the initial optional redemption dates for the non-dilutive preferred securities included within our Additional Tier 1 capital as of September 30, 2013 and the total outstanding balance of non-dilutive preferred securities with each such initial optional redemption date. The non-dilutive preferred securities are denominated in yen, unless otherwise noted.

Initial optional redemption date	Outstanding balance of non-dilutive preferred securities included within Additional Tier 1 capital
	(in billions of yen)
June 2014	¥222.5	(1)
June 2015	452.5
June 2016	458.6	(2)
June 2018	274.5
June 2019	303.0

Notes:

(1)	Denominated in yen (¥139.5 billion) and dollars ($850.0 million).
(2)	Denominated in yen (¥400.0 billion) and dollars ($600.0 million).

Our Tier 2 capital as of September 30, 2013 was ¥1,925.4 billion, an increase of ¥68.3 billion compared to March 31, 2013. The increase was due mainly to an increase in unrealized gains on other securities relating to Japanese stocks offset in part by those relating to foreign bonds.

As a result of the above, total capital as of September 30, 2013 was ¥8,806.6 billion, an increase of ¥462.1 billion compared to March 31, 2013.

Risk-weighted Assets

The following table shows a breakdown of our risk-weighted assets as of March 31, 2013 and September 30, 2013:

	As of
	March 31, 2013	September 30, 2013	Increase (decrease)
	(in billions of yen)
Risk-weighted assets:
Credit risk assets	¥53,590.7	¥52,918.9	¥(671.7)
Market risk equivalent assets	2,379.7	2,847.9	468.1
Operational risk equivalent assets	2,853.0	3,022.1	169.1

Total	¥58,823.5	¥58,789.0	¥(34.5)

Risk-weighted assets as of September 30, 2013 were ¥58,789.0 billion, a decrease of ¥34.5 billion compared to March 31, 2013. Credit risk assets decreased by ¥671.7 billion to ¥52,918.9 billion due mainly to an improvement in our loan asset portfolio and redemptions, offset in part by the effects of the depreciation of the yen and a rise in stock prices in Japan. Market risk equivalent assets increased by ¥468.1 billion to ¥2,847.9 billion. Operational risk equivalent assets increased by ¥169.1 billion to ¥3,022.1 billion.

Principal Banking Subsidiaries

Capital adequacy ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31, 2013 and September 30, 2013, calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2013	September 30, 2013
Mizuho Bank(1)
Common Equity Tier 1 capital ratio	—%	10.45%	—%
Tier 1 capital ratio	—	12.91	—
Total capital ratio	—	16.34	—
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	13.24	14.46	1.22
Tier 1 capital ratio	13.24	14.46	1.22
Total capital ratio	17.22	18.63	1.41

Note:

(1)	The former Mizuho Bank and the former Mizuho Corporate Bank merged on July 1, 2013 with the former Mizuho Corporate Bank as the surviving entity which was renamed Mizuho Bank upon the merger.

Capital adequacy ratios of the former Mizuho Corporate Bank and the former Mizuho Bank as of March 31, 2013 were set forth in the following table:

As of March 31, 2013
The former Mizuho Corporate Bank(1)
Common Equity Tier 1 capital ratio	8.65%
Tier 1 capital ratio	11.03
Total capital ratio	13.89
The former Mizuho Bank(2)(3)
Common Equity Tier 1 capital ratio	8.90
Tier 1 capital ratio	10.13
Total capital ratio	14.08

Notes:

(1)	The distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥424.4 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.
(2)	The ratios were calculated in accordance with Basel III and are included for reference purpose only because the former Mizuho Bank was subject to Basel II requirements as of March 31, 2013.
(3)	The distribution of all of the shares of Mizuho Securities to Mizuho Financial Group as a dividend in kind (¥125.7 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.

We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements to which it was subject as of September 30, 2013.

Our securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. We believe, as of September 30, 2013, that our securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Off-balance-sheet Arrangements

See note 15 “Commitments and contingencies” and note 16 “Variable interest entities and securitizations” to our consolidated financial statements included elsewhere in this report.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2013	September 30, 2013
	(in millions of yen)
Assets:
Cash and due from banks	1,268,442	1,071,756
Interest-bearing deposits in other banks	11,215,597	17,139,593
Call loans and funds sold	530,542	361,000
Receivables under resale agreements (Note 18)	9,024,808	12,157,004
Receivables under securities borrowing transactions (Note 18)	5,543,914	5,586,263
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥12,090,161 million at March 31, 2013 and ¥10,646,592 million at September 30, 2013) (Notes 17 and 18)	34,066,555	29,675,984
Investments (Notes 3 and 17):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,549,038 million at March 31, 2013 and ¥3,245,172 million at September 30, 2013)	39,413,951	34,390,441
Held-to-maturity securities	3,000,403	3,600,317
Other investments	838,135	841,555
Loans (Notes 4, 5 and 17)	69,833,483	71,141,820
Allowance for loan losses	(772,957)	(658,808)

Loans, net of allowance	69,060,526	70,483,012
Premises and equipment—net	1,091,989	1,097,850
Due from customers on acceptances	101,590	92,276
Accrued income	276,193	225,774
Goodwill	6,147	13,987
Intangible assets	64,474	61,625
Deferred tax assets	641,777	545,464
Other assets (Notes 4, 6, 14 and 17)	2,601,951	4,938,528

Total assets	178,746,994	182,282,429

The following table presents certain assets of consolidated variable interest entities (“VIEs”), which are included in the consolidated balance sheets above. The assets in the table below include only those assets that can be used to settle obligations of consolidated VIEs on the following page, and are in excess of those obligations.

	March 31, 2013	September 30, 2013
	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	15,078	8,089
Interest-bearing deposits in other banks	3,216	4,055
Trading account assets	936,800	1,093,408
Investments	83,762	84,874
Loans, net of allowance	2,428,898	2,359,211
Other	343,522	223,564

Total assets	3,811,276	3,773,201

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2013	September 30, 2013
	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	12,138,640	12,607,274
Interest-bearing deposits	74,218,101	74,529,261
Foreign:
Noninterest-bearing deposits	836,177	980,343
Interest-bearing deposits	13,028,638	14,180,760
Due to trust accounts	619,271	711,163
Call money and funds purchased	6,126,425	5,608,146
Payables under repurchase agreements (Note 18)	17,451,080	20,494,700
Payables under securities lending transactions (Note 18)	11,496,178	7,475,768
Other short-term borrowings	6,724,100	7,665,230
Trading account liabilities (Notes 17 and 18)	16,768,830	15,301,140
Bank acceptances outstanding	101,590	92,276
Income taxes payable	37,555	31,164
Deferred tax liabilities	14,301	16,858
Accrued expenses	158,664	147,697
Long-term debt (including liabilities accounted for at fair value of ¥552,354 million at March 31, 2013 and ¥615,455 million at September 30, 2013) (Note 17)	8,802,223	9,581,778
Other liabilities (Notes 6, 14 and 17)	4,368,126	6,680,983

Total liabilities	172,889,899	176,104,541

Commitments and contingencies (Note 15)

Equity:
MHFG shareholders’ equity:
Preferred stock (Note 7)	377,354	331,071
Common stock (Note 7)—no par value, authorized 48,000,000,000 shares at March 31, 2013, and 48,000,000,000 shares at September 30, 2013, and issued 24,164,864,477 shares at March 31, 2013, and 24,198,773,747 shares at September 30, 2013	5,460,821	5,469,432
Accumulated deficit	(883,390)	(768,836)
Accumulated other comprehensive income, net of tax (Note 9)	777,997	1,021,303
Less: Treasury stock, at cost—Common stock 22,128,230 shares at March 31, 2013, and 14,198,942 shares at September 30, 2013	(4,662)	(3,847)

Total MHFG shareholders’ equity	5,728,120	6,049,123
Noncontrolling interests	128,975	128,765

Total equity	5,857,095	6,177,888

Total liabilities and equity	178,746,994	182,282,429

The following table presents certain liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2013	September 30, 2013
	(in millions of yen)
Liabilities of consolidated VIEs:
Other short-term borrowings	253,311	290,765
Trading account liabilities	10,585	344
Long-term debt	144,055	165,507
Other	978,685	905,255

Total liabilities	1,386,636	1,361,871

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Interest and dividend income:
Loans, including fees	467,380	496,900
Investments:
Interest	83,280	65,562
Dividends	30,968	32,742
Trading account assets	86,399	91,539
Call loans and funds sold	2,547	2,657
Receivables under resale agreements and securities borrowing transactions	26,950	21,667
Deposits	9,108	13,771

Total interest and dividend income	706,632	724,838

Interest expense:
Deposits	62,900	65,922
Trading account liabilities	9,921	15,132
Call money and funds purchased	4,026	3,629
Payables under repurchase agreements and securities lending transactions	30,305	22,099
Other short-term borrowings	9,981	5,960
Long-term debt	84,895	90,323

Total interest expense	202,028	203,065

Net interest income	504,604	521,773
Provision (credit) for loan losses (Notes 4 and 5)	17,859	(96,268)

Net interest income after provision (credit) for loan losses	486,745	618,041

Noninterest income:
Fees and commissions	276,229	337,375
Foreign exchange gains (losses)—net	37,867	16,878
Trading account gains (losses)—net	326,733	(188,115)
Investment gains (losses)—net (Note 3)	46,276	115,485
Gains on disposal of premises and equipment	7,519	6,535
Other noninterest income (Note 14)	68,784	85,542

Total noninterest income	763,408	373,700

Noninterest expenses:
Salaries and employee benefits (Note 13)	277,069	292,316
General and administrative expenses	219,988	235,246
Occupancy expenses	83,769	83,373
Fees and commission expenses	57,689	64,585
Provision (credit) for losses on off-balance-sheet instruments	(11,419)	14,492
Other noninterest expenses (Notes 4 and 14)	44,882	54,974

Total noninterest expenses	671,978	744,986

Income before income tax expense	578,175	246,755
Income tax expense	263,671	52,454

Net income	314,504	194,301
Less: Net income attributable to noncontrolling interests	1,760	3,047

Net income attributable to MHFG shareholders	312,744	191,254

	(in yen)
Earnings per common share (Note 11):
Basic net income per common share	12.84	7.76

Diluted net income per common share	12.31	7.53

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Net income	314,504	194,301
Other comprehensive income (loss), net of tax	(227,733)	248,800

Total comprehensive income	86,771	443,101
Less: Total comprehensive income attributable to noncontrolling interests	2,645	8,542

Total comprehensive income attributable to MHFG shareholders	84,126	434,559

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Preferred stock (Note 7):
Balance at beginning of period	410,368	377,354
Conversion to common stock	(2,260)	(9,593)
Cancellation of preferred stock	—	(36,690)

Balance at end of period	408,108	331,071

Common stock (Note 7):
Balance at beginning of period	5,427,992	5,460,821
Issuance of new shares of common stock by conversion of preferred stock	2,260	9,593
Gains (losses) on disposal of treasury stock	(619)	(28)
Stock-based compensation	591	(954)
Change in ownership interest in consolidated subsidiaries	15	—

Balance at end of period	5,430,239	5,469,432

Accumulated deficit:
Balance at beginning of period	(1,606,108)	(883,390)
Net income	312,744	191,254
Dividends declared	(76,322)	(76,392)
Cancellation of preferred stock	—	(308)

Balance at end of period	(1,369,686)	(768,836)

Accumulated other comprehensive income, net of tax (Note 9):
Balance at beginning of period	245,588	777,997
Change during period	(228,618)	243,306

Balance at end of period	16,970	1,021,303

Treasury stock, at cost:
Balance at beginning of period	(7,074)	(4,662)
Purchases of treasury stock	(246)	(37,238)
Disposal of treasury stock	2,603	1,055
Cancellation of treasury stock	—	36,998

Balance at end of period	(4,717)	(3,847)

Total MHFG shareholders’ equity	4,480,914	6,049,123

Noncontrolling interests:
Balance at beginning of period	176,258	128,975
Effect of other increase/decrease in consolidated subsidiaries	(34,337)	1,982
Dividends paid to noncontrolling interests	(5,214)	(10,733)
Net income attributable to noncontrolling interests	1,760	3,047
Unrealized net gains on available-for-sale securities attributable to noncontrolling interests	929	5,078
Foreign currency translation adjustments attributable to noncontrolling interests	(71)	370
Pension liability adjustments attributable to noncontrolling interests	27	46

Balance at end of period	139,352	128,765

Total equity	4,620,266	6,177,888

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Cash flows from operating activities:
Net income	314,504	194,301
Less: Net income attributable to noncontrolling interests	1,760	3,047

Net income attributable to MHFG shareholders	312,744	191,254
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	79,508	78,382
Provision (credit) for loan losses	17,859	(96,268)
Investment losses (gains)—net	(46,276)	(115,485)
Foreign exchange losses (gains)—net	(38,935)	47,751
Deferred income tax expense	134,986	(14,400)
Net change in trading account assets	(2,155,370)	5,032,587
Net change in trading account liabilities	(788,963)	(1,696,343)
Net change in loans held for sale	981	(3,041)
Net change in accrued income	11,538	54,850
Net change in accrued expenses	61,495	(21,174)
Other—net	392,011	147,514

Net cash provided by (used in) operating activities	(2,018,422)	3,605,627

Cash flows from investing activities:
Proceeds from sales of investments	52,726,013	24,991,981
Proceeds from maturities of investments	8,993,013	5,292,485
Purchases of investments	(58,452,494)	(25,650,932)
Proceeds from sales of loans	27,734	117,670
Net change in loans	(203,660)	(697,927)
Net change in interest-bearing deposits in other banks	(1,072,142)	(5,735,498)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(2,196,587)	(2,480,027)
Proceeds from sales of premises and equipment	6,011	24,516
Purchases of premises and equipment	(58,151)	(98,768)

Net cash used in investing activities	(230,263)	(4,236,500)

Cash flows from financing activities:
Net change in deposits	1,277,512	1,236,485
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	4,034,799	(2,440,732)
Net change in due to trust accounts	56,743	91,892
Net change in other short-term borrowings	(2,932,923)	928,136
Proceeds from issuance of long-term debt	636,767	1,255,862
Repayment of long-term debt	(767,258)	(536,073)
Proceeds from noncontrolling interests	1,002	295
Payment to noncontrolling interests	(3)	—
Proceeds from sales of treasury stock	1,073	10
Purchases of treasury stock	(2)	(37,004)
Dividends paid	(76,232)	(76,368)
Dividends paid to noncontrolling interests	(5,214)	(10,733)

Net cash provided by financing activities	2,226,264	411,770

Effect of exchange rate changes on cash and due from banks	(4,612)	22,417

Net decrease in cash and due from banks	(27,033)	(196,686)
Cash and due from banks at beginning of period	1,216,627	1,268,442

Cash and due from banks at end of period	1,189,594	1,071,756

Supplemental disclosure of cash flow information:
Noncash investing activities:
Investment in capital leases	3,062	4.180

Note:	Certain cash flows for the six months ended September 30, 2012 have been aggregated to conform to the current period’s presentation.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of presentation

Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG, through its subsidiaries (“the MHFG Group”, or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 19 “Business segment information”.

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.

The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. When determining whether to consolidate investee entities, we performed a careful analysis of the facts and circumstances of a particular relationship among entities as well as ownership of voting shares. The consolidated financial statements also include the accounts of the VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated in consolidation. The MHFG Group accounts for investments in entities over which it has significant influence using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Investment gains (losses)—net.

The unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related notes thereto included in the annual financial statements for the fiscal year ended March 31, 2013.

Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for loan losses, allowance for losses on off-balance-sheet instruments, deferred tax assets, derivative financial instruments, investments and pension and other employee benefits. Actual results could differ from estimates and assumptions made.

2. Recently issued accounting pronouncements

Recently adopted accounting pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) No.2011-10, “Property, Plant, and Equipment (Topic 360)—Derecognition of in Substance Real Estate—a Scope Clarification” (“ASU No.2011-10”). The ASU clarifies that, even when a reporting entity ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt, the reporting entity would continue to include the real estate, debt, and the results of the subsidiary’s operations in its consolidated financial statements until legal title to the real estate is transferred to legally satisfy the debt. The

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

ASU is effective for fiscal years and interim periods within those years, beginning on or after June 15, 2012. The adoption of ASU No.2011-10 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In December 2011, the FASB issued ASU No.2011-11, “Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities” (“ASU No.2011-11”). The ASU enhances disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset on the statement of financial position or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset on the statement of financial position. Under the ASU, entities are required to provide both net and gross information for these financial instruments and derivative instruments in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards (“IFRS”). The ASU is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. An entity should provide the disclosures required retrospectively for all comparative periods presented. In January 2013, the FASB issued ASU No.2013-01, “Balance Sheet (Topic 210)—Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities” (“ASU No.2013-01”). ASU No.2013-01 clarifies that the scope of ASU No.2011-11 applies to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions. ASU No.2011-11 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

In July 2012, the FASB issued ASU No.2012-02, “Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU No.2012-02”). The ASU permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. Under this ASU, an entity has an option not to calculate annually the fair value of an indefinite-lived intangible asset if the entity determines that it is not more likely than not that its fair value is less than its carrying amount. The ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU No.2012-02 did not have a material impact on the MHFG Group’s consolidated results of operations or financial condition.

In February 2013, the FASB issued ASU No.2013-02, “Comprehensive Income (Topic 220)—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU No.2013-02”). The ASU requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The ASU also requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. The ASU is effective for reporting periods beginning after December 15, 2012. ASU No.2013-02 is an accounting principle which expands disclosure requirements, and had no impact on the MHFG Group’s consolidated results of operations or financial condition.

Accounting pronouncements issued but not yet effective

In June 2013, the FASB issued ASU No.2013-08, “Financial Services—Investment Companies (Topic 946)—Amendments to the Scope, Measurement, and Disclosure Requirements” (“ASU No.2013-08”). The ASU changes the approach to the investment company assessment and requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value. The ASU also requires additional disclosures of (a) the fact that the entity is an investment company and is applying the guidance in ASC 946, “Financial Services—Investment Companies”, (b) information about changes, if any, in an entity’s status as an

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

investment company, and (c) information about financial support provided or contractually required to be provided by an investment company to any of its investees. The ASU is effective for an entity’s interim and annual reporting periods in fiscal years that begin after December 15, 2013. Early adoption is prohibited. The MHFG Group does not expect that the adoption of ASU No.2013-08 will have a material impact on its consolidated results of operations or financial condition.

3. Investments

The amortized cost, gross unrealized gains and losses, and fair value of available-for-sale and held-to-maturity securities at March 31, 2013 and September 30, 2013 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
March 31, 2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	30,709,499	79,378	5,677	30,783,200
Japanese local gov’t bonds	239,695	4,109	47	243,757
U.S. Treasury bonds and federal agency securities	177,438	623	36	178,025
Other foreign gov’t bonds	596,305	1,914	94	598,125
Agency mortgage-backed securities (Note)	986,646	20,496	1,429	1,005,713
Residential mortgage-backed securities	430,325	13,889	2,131	442,083
Commercial mortgage-backed securities	246,169	7,487	3,528	250,128
Japanese corporate bonds and other debt securities	2,197,270	22,582	5,288	2,214,564
Foreign corporate bonds and other debt securities	542,958	17,768	1,803	558,923
Equity securities (marketable)	1,699,475	1,440,102	144	3,139,433

Total	37,825,780	1,608,348	20,177	39,413,951

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,000,403	20,023	82	3,020,344

Total	3,000,403	20,023	82	3,020,344

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions of yen)
September 30, 2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	25,938,537	26,564	12,508	25,952,593
Japanese local gov’t bonds	247,983	2,667	262	250,388
U.S. Treasury bonds and federal agency securities	109,593	2	3,371	106,224
Other foreign gov’t bonds	601,034	1,089	479	601,644
Agency mortgage-backed securities (Note)	851,446	10,923	8,005	854,364
Residential mortgage-backed securities	364,989	13,551	1,967	376,573
Commercial mortgage-backed securities	163,289	4,388	1,752	165,925
Japanese corporate bonds and other debt securities	1,998,446	19,401	5,556	2,012,291
Foreign corporate bonds and other debt securities	551,487	13,143	3,239	561,391
Equity securities (marketable)	1,646,497	1,865,373	2,822	3,509,048

Total	32,473,301	1,957,101	39,961	34,390,441

Held-to-maturity securities:
Debt securities:
Japanese government bonds	3,600,317	16,471	1,714	3,615,074

Total	3,600,317	16,471	1,714	3,615,074

Note:	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥143,954 million and ¥861,759 million, respectively, at March 31, 2013, and ¥118,891 million and ¥735,473 million, respectively, at September 30, 2013. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The amortized cost and fair value of available-for-sale and held-to-maturity debt securities at September 30, 2013 by contractual maturity are shown in the table below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties. Securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their original final or contractual maturities.

	Available-for-sale debt securities		Held-to-maturity debt securities
	Amortized cost	Fair value	Amortized cost	Fair value
	(in millions of yen)
Due in one year or less	9,933,746	9,934,163	400,069	401,905
Due after one year through five years	16,369,518	16,381,563	2,900,515	2,911,264
Due after five years through ten years	3,108,462	3,127,525	299,733	301,905
Due after ten years	1,415,078	1,438,142	—	—

Total	30,826,804	30,881,393	3,600,317	3,615,074

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In accordance with ASC 320, “Investments—Debt and Equity Securities” (“ASC 320”), for debt securities, if an entity has the intent to sell a debt security or more likely than not will be required to sell a debt security before recovery of its amortized cost basis, the full amount of an other-than-temporary impairment loss shall be recognized immediately through earnings. Other than either case described above, an entity must evaluate expected cash flows to be received and determine if a credit loss exists, and if so, the amount of other-than-temporary impairment related to the credit loss shall be recognized in earnings, while the remaining decline in fair value shall be recognized in other comprehensive income, net of applicable taxes. For equity securities, if an equity security is deemed other-than-temporarily impaired, it shall be written down to fair value, with the full decline recognized in earnings.

The MHFG Group performs periodic reviews to identify impaired securities. Impairment is evaluated considering the length of time and extent to which the fair value has been below cost, the financial condition and near-term prospects of the issuer, as well as the MHFG Group’s ability and intent to hold the investments for an adequate period of time until an anticipated market price recovery or maturity.

For the six months ended September 30, 2012 and 2013, the MHFG Group recognized in earnings other-than-temporary impairment on available-for-sale securities of ¥68,187 million and ¥1,800 million, respectively, of which ¥4,162 million and ¥1,049 million, respectively, were on debt securities and ¥64,025 million and ¥751 million, respectively, were on equity securities. No impairment losses were recorded on held-to-maturity securities for the periods.

The other-than-temporary impairment losses for debt securities were mainly attributable to the decline in the fair value of commercial mortgage-backed securities (“CMBS”) that the MHFG Group had the intent to sell. In accordance with ASC 320-10-35-33A and ASC 320-10-35-34B, the other-than-temporary impairment of these securities was recognized in earnings. There has never been any amount related to credit losses recognized in earnings on debt securities where a portion of other-than-temporary impairment was recognized in other comprehensive income.

The other-than-temporary impairment losses for equity securities were mainly attributable to the decline in the fair value of Japanese equity securities. Certain equity securities were determined not to be other-than-temporarily impaired as the length of time that their fair values were below their costs were reasonably short and/or the impairments were immaterial in amount.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables show the gross unrealized losses and fair value of available-for-sale and held-to-maturity securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2013 and September 30, 2013:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
March 31, 2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	5,059,495	1,520	406,684	4,157	5,466,179	5,677
Japanese local gov’t bonds	27,243	47	—	—	27,243	47
U.S. Treasury bonds and federal agency securities	69,168	36	—	—	69,168	36
Other foreign gov’t bonds	207,942	94	—	—	207,942	94
Agency mortgage-backed securities (1)	90,832	1,429	—	—	90,832	1,429
Residential mortgage-backed securities	12,778	9	122,363	2,122	135,141	2,131
Commercial mortgage-backed securities	7,159	111	122,588	3,417	129,747	3,528
Japanese corporate bonds and other debt securities	88,146	333	222,516	4,955	310,662	5,288
Foreign corporate bonds and other debt securities	54,599	114	65,417	1,689	120,016	1,803
Equity securities (marketable)	8,488	128	699	16	9,187	144

Total	5,625,850	3,821	940,267	16,356	6,566,117	20,177

Held-to-maturity securities:
Debt securities:
Japanese government bonds	199,730	82	—	—	199,730	82

Total	199,730	82	—	—	199,730	82

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
	(in millions of yen)
September 30, 2013
Available-for-sale securities:
Debt securities:
Japanese government bonds	10,462,943	11,662	403,295	846	10,866,238	12,508
Japanese local gov’t bonds	72,420	239	11,759	23	84,179	262
U.S. Treasury bonds and federal agency securities	101,290	3,371	—	—	101,290	3,371
Other foreign gov’t bonds	263,598	460	2,404	19	266,002	479
Agency mortgage-backed securities (2)	184,523	8,005	—	—	184,523	8,005
Residential mortgage-backed securities	44,015	165	100,019	1,802	144,034	1,967
Commercial mortgage-backed securities	5,341	179	46,629	1,573	51,970	1,752
Japanese corporate bonds and other debt securities	267,851	974	63,830	4,582	331,681	5,556
Foreign corporate bonds and other debt securities	92,925	1,688	66,307	1,551	159,232	3,239
Equity securities (marketable)	111,524	2,822	—	—	111,524	2,822

Total	11,606,430	29,565	694,243	10,396	12,300,673	39,961

Held-to-maturity securities:
Debt securities:
Japanese government bonds	498,650	1,714	—	—	498,650	1,714

Total	498,650	1,714	—	—	498,650	1,714

Notes:

(1)	Agency mortgage-backed securities presented in the above table represent U.S. agency securities. U.S. agency securities primarily consist of Government National Mortgage Association or Ginnie Mae securities, which are guaranteed by the United States government.
(2)	Agency mortgage-backed securities presented in the above table consist of U.S. agency securities and Japanese agency securities, of which the fair values were ¥118,517 million and ¥66,006 million, respectively, at September 30, 2013. All of Japanese agency securities are mortgage-backed securities issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

The unrealized losses on investments in a continuous loss position for 12 months or more at September 30, 2013 were attributed mainly to Japanese government bonds, Residential mortgage-backed securities (“RMBS”), CMBS, Japanese corporate bonds and other debt securities, and Foreign corporate bonds and other debt securities. The MHFG Group did not intend to sell those securities and it was not more likely than not that the Group would be required to sell them before recovery of their amortized cost basis. Those securities were not considered other-than-temporarily impaired. As to CMBS, Japanese corporate bonds and other debt securities, and Foreign corporate bonds and other debt securities with similar credit risks as the other-than-temporarily impaired securities, and RMBS, the Group determined that it was expected to recover their entire amortized cost basis, after considering various factors such as the extent to which their fair values were below their amortized costs, the external and/or internal ratings and the present values of cash flows expected to be collected. As to Japanese government bonds, since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates, their entire amortized cost basis was expected to be collected.

For the six months ended September 30, 2012 and 2013, gross realized gains on sales of available-for-sale securities were ¥100,682 million and ¥94,874 million, respectively, and gross realized losses on those sales were ¥6,634 million and ¥23,995 million, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Other investments

The following table summarizes the composition of other investments:

	March 31, 2013	September 30, 2013
	(in millions of yen)
Equity method investments	225,696	233,130
Investments held by consolidated investment companies	75,780	69,958
Other equity interests	536,659	538,467

Total other investments	838,135	841,555

Equity method investments

Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities carried at ¥68,289 million and ¥72,318 million, at March 31, 2013 and September 30, 2013, respectively. The aggregated market values of those marketable equity securities were ¥111,543 million and ¥98,455 million, respectively.

The MHFG Group’s proportionate share of the total outstanding common shares in Orient Corporation (“Orico”) as of September 30, 2013 was 22.2% and the Group and a certain third party still hold convertible preferred shares of Orico, and if fully converted, the Group’s proportionate share of the total outstanding common shares in Orico would increase to 58.0%.

Investments held by consolidated investment companies

The MHFG Group consolidates certain investment companies for which it has control either through ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The MHFG Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable investments.

Other equity interests

Other equity interests consist primarily of non-marketable equity securities outside the scope of ASC 320, for which the MHFG Group has neither significant influence nor control over the investees. These securities are stated at acquisition cost, with other-than-temporary impairment, if any, included in earnings. The fair values of these securities at March 31, 2013 and September 30, 2013 were not readily determinable. The MHFG Group monitors the status of each investee, including its credit rating, to determine whether impairment losses should be recognized.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

4. Loans

The table below presents loans outstanding by domicile and industry of borrower at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in millions of yen)
Domestic:
Manufacturing	8,078,871	8,091,852
Construction and real estate	7,477,853	7,293,405
Services	3,972,011	3,974,911
Wholesale and retail	5,355,974	5,253,412
Transportation and communications	3,147,106	3,273,379
Banks and other financial institutions	3,142,998	3,190,817
Government and public institutions	6,907,426	6,825,876
Other industries (Note)	4,521,994	4,511,468
Individuals:
Mortgage loans	11,234,561	11,182,241
Other	741,519	755,989

Total domestic	54,580,313	54,353,350

Foreign:
Commercial and industrial	10,481,071	11,419,189
Banks and other financial institutions	4,088,651	4,457,781
Government and public institutions	595,911	794,595
Other (Note)	199,518	245,243

Total foreign	15,365,151	16,916,808

Total	69,945,464	71,270,158
Less: Unearned income and deferred loan fees—net	111,981	128,338

Total loans before allowance for loan losses	69,833,483	71,141,820

Note:	Other industries of domestic and other of foreign include trade receivables and lease receivables of consolidated VIEs.

Credit quality information

Under the MHFG Group’s credit risk management, the Group uses an internal rating system that consists of credit ratings and pool allocations as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of incurrence of losses for individual loan by taking into consideration various factors such as collateral or guarantee involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small balance loans. The Group pools loans with similar risk characteristics, and the risk is assessed and managed according to such pool. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined procedures.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents the MHFG Group’s definition of obligor ratings used by Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”):

Obligor category	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure of principal or interest payments, or problems with their financial position as a result of their weak or unstable business condition.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2013 and September 30, 2013:

	Normal obligors				Watch obligors excluding special attention obligors (1)
	A-B	C-D	Retail (2)	Other (3)	E1-E2	Retail (2)	Other (3)	Impaired loans	Total
	(in millions of yen)
March 31, 2013
Domestic:
Manufacturing	4,171,212	2,615,406	119,183	307,946	498,638	22,569	8,013	335,904	8,078,871
Construction and real estate	2,524,644	3,486,850	659,844	148,893	387,254	20,671	664	249,033	7,477,853
Services	1,736,931	1,734,482	219,089	4,035	160,754	26,621	—	90,099	3,972,011
Wholesale and retail	1,853,573	2,699,053	261,322	83,065	236,545	49,710	11	172,695	5,355,974
Transportation and communications	2,236,404	685,237	94,233	350	59,573	12,274	—	59,035	3,147,106
Banks and other financial institutions	2,246,804	666,197	2,172	5,311	208,510	221	—	13,783	3,142,998
Government and public institutions	6,797,133	11,729	—	98,564	—	—	—	—	6,907,426
Other industries	1,620,061	743,214	3,341	2,058,974	13,044	448	77,548	5,364	4,521,994
Individuals	—	191,360	11,219,209	170,768	33,618	121,468	4,032	235,625	11,976,080

Total domestic	23,186,762	12,833,528	12,578,393	2,877,906	1,597,936	253,982	90,268	1,161,538	54,580,313

Foreign:
Total foreign	8,293,654	3,650,488	4,881	2,021,284	980,343	137	111,684	302,680	15,365,151

Total	31,480,416	16,484,016	12,583,274	4,899,190	2,578,279	254,119	201,952	1,464,218	69,945,464

September 30, 2013
Domestic:
Manufacturing	4,308,747	2,502,032	111,826	278,921	648,921	20,780	5,732	214,893	8,091,852
Construction and real estate	2,889,065	3,108,243	639,846	139,985	333,474	18,944	481	163,367	7,293,405
Services	1,941,869	1,572,943	210,611	4,817	137,487	24,464	—	82,720	3,974,911
Wholesale and retail	1,857,967	2,666,185	253,862	68,255	206,944	44,905	29	155,265	5,253,412
Transportation and communications	2,434,567	638,386	89,368	408	54,555	12,056	—	44,039	3,273,379
Banks and other financial institutions	2,309,962	689,789	2,206	5,165	171,326	188	—	12,181	3,190,817
Government and public institutions	6,743,148	11,728	—	71,000	—	—	—	—	6,825,876
Other industries	1,723,528	737,898	3,327	1,969,198	8,039	396	64,848	4,234	4,511,468
Individuals	—	184,871	11,220,130	170,721	29,701	114,262	3,316	215,229	11,938,230

Total domestic	24,208,853	12,112,075	12,531,176	2,708,470	1,590,447	235,995	74,406	891,928	54,353,350

Foreign:
Total foreign	9,379,505	4,060,837	5,671	2,467,917	579,998	67	137,706	285,107	16,916,808

Total	33,588,358	16,172,912	12,536,847	5,176,387	2,170,445	236,062	212,112	1,177,035	71,270,158

Notes:

(1)	Special attention obligors are watch obligors with debt in troubled debt restructuring (“TDR”) or 90 days or more delinquent debt. Loans to such obligors are considered impaired.
(2)	Amounts represent small balance, homogeneous loans which are subject to pool allocations.
(3)	The former MHBK and the former Mizuho Corporate Bank, Ltd. (“MHCB”) merged on July 1, 2013 and were launched as the new MHBK.
As of March 31, 2013, non-impaired loans held by subsidiaries other than the former MHBK, the former MHCB and MHTB constitute Other, since their portfolio segments are not identical to those used by the former MHBK, the former MHCB and MHTB.
As of September 30, 2013, non-impaired loans held by subsidiaries other than MHBK and MHTB constitute Other, since their portfolio segments are not identical to those used by MHBK and MHTB.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Impaired loans

Loans are considered impaired when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loan. Factors considered by management in determining if a loan is impaired include delinquency status and the ability of the debtor to make payment of the principal and interest when due. The Group determines loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as impaired loans. Impaired loans include loans past due for 90 days or more and restructured loans that meet the definition of TDR in accordance with ASC 310, “Receivables” (“ASC 310”). The Group does not have loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as impaired loans.

All of the Group’s impaired loans are designated as nonaccrual loans and thus interest accrual and amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as reduction of the loan principal if the ultimate collectibility of the principal amount is uncertain, otherwise, as interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Impaired loans return to non-impaired loans, as well as accrual status, when the MHFG Group determines that the borrower poses no problems regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to loans restructured in TDR, in general, such loans return to non-impaired loans, as well as accrual status, when the borrower qualifies for an obligor rating of D or above. The table below presents impaired loans information at March 31, 2013 and September 30, 2013:

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
March 31, 2013
Domestic:
Manufacturing	325,727	10,177	335,904	365,049	118,475	299,978	5,297
Construction and real estate	189,060	59,973	249,033	269,770	46,574	227,920	2,824
Services	77,982	12,117	90,099	106,397	22,153	103,113	1,949
Wholesale and retail	160,477	12,218	172,695	189,231	62,962	186,594	3,076
Transportation and communications	55,202	3,833	59,035	61,554	18,870	54,633	1,220
Banks and other financial institutions	13,727	56	13,783	13,821	5,007	11,950	227
Other industries	5,224	140	5,364	5,484	3,818	4,791	73
Individuals	116,875	118,750	235,625	252,182	9,429	250,718	4,343

Total domestic	944,274	217,264	1,161,538	1,263,488	287,288	1,139,697	19,009

Foreign:
Total foreign	297,859	4,821	302,680	305,801	119,053	220,561	5,321

Total	1,242,133	222,085	1,464,218	1,569,289	406,341	1,360,258	24,330

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	Recorded investment (1)
	Requiring an allowance for loan losses	Not requiring an allowance for loan losses (2)	Total	Unpaid principal balance	Related allowance (3)	Average recorded investment	Interest income recognized (4)
	(in millions of yen)
September 30, 2013
Domestic:
Manufacturing	205,860	9,033	214,893	248,299	73,489	275,399	1,960
Construction and real estate	113,979	49,388	163,367	191,860	30,844	206,200	1,137
Services	70,375	12,345	82,720	96,427	22,558	86,409	908
Wholesale and retail	144,314	10,951	155,265	169,096	53,206	163,980	1,403
Transportation and communications	40,344	3,695	44,039	50,219	12,279	51,537	430
Banks and other financial institutions	12,176	5	12,181	12,212	3,963	12,982	57
Other industries	4,164	70	4,234	4,235	3,526	4,799	34
Individuals	103,014	112,215	215,229	229,807	10,203	225,427	2,005

Total domestic	694,226	197,702	891,928	1,002,155	210,068	1,026,733	7,934

Foreign:
Total foreign	279,316	5,791	285,107	287,910	112,508	293,893	2,470

Total	973,542	203,493	1,177,035	1,290,065	322,576	1,320,626	10,404

Notes:

(1)	Amounts also represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is completely corresponded to the Group’s definition of impaired loans.
(2)	These impaired loans do not require an allowance for loan losses because the MHFG Group has sufficient collateral to cover probable loan losses.
(3)	The allowance for loan losses on impaired loans includes those for groups of small balance, homogeneous loans totaling ¥504,750 million and ¥478,127 million as of March 31, 2013 and September 30, 2013 which were collectively evaluated for impairment, in addition to those that were individually evaluated for impairment.
(4)	Amounts represent gross interest income on impaired loans which were included in Interest income on loans.

The remaining balance of impaired loans which had been partially charged off were ¥51,720 million and ¥33,025 million as of March 31, 2013 and September 30, 2013, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Troubled debt restructurings

The MHFG Group considers restructuring, with respect to which concessions that it would not otherwise consider were granted to obligors in financial difficulty, as TDR. The Group considers the relevant obligor to be in financial difficulty when its obligor rating is at E2 or below. The following table presents TDRs that were made during the six months ended September 30, 2012 and 2013:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or Postponement of principal and/or interest
	Recorded investment (1)	Charge-offs (2)
	(in millions of yen)
September 30, 2012
Domestic:
Manufacturing	—	—	102,082
Construction and real estate	—	—	26,859
Services	—	—	37,535
Wholesale and retail	—	—	111,344
Transportation and communications	—	—	23,495
Banks and other financial institutions	—	—	15,229
Other industries	—	—	706
Individuals	—	—	33,059

Total domestic	—	—	350,309

Foreign:
Total foreign	1,062	3,750	66,272

Total	1,062	3,750	416,581

September 30, 2013
Domestic:
Manufacturing	—	—	106,138
Construction and real estate	748	4	26,401
Services	309	555	27,924
Wholesale and retail	5	149	91,144
Transportation and communications	—	—	19,647
Banks and other financial institutions	—	—	16,483
Other industries	—	—	927
Individuals	—	—	27,439

Total domestic	1,062	708	316,103

Foreign:
Total foreign	—	—	20,410

Total	1,062	708	336,513

Notes:

(1)	Amounts represent book values of loans immediately after the restructurings.
(2)	Charge-offs represent the loss impact on the consolidated statements of income for the interim period that resulted from the restructurings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to category of substantially bankrupt or bankrupt. The following table presents payment defaults occurred during the six months ended September 30, 2012 and 2013 with respect to the loans modified as TDR within the previous twelve months:

	Recorded investment
	September 30, 2012	September 30, 2013
	(in millions of yen)
Domestic:
Manufacturing	6,656	9,864
Construction and real estate	5,738	1,461
Services	2,886	1,845
Wholesale and retail	6,738	16,707
Transportation and communications	351	11,188
Banks and other financial institutions	—	—
Other industries	—	107
Individuals	2,180	3,513

Total domestic	24,549	44,685

Foreign:
Total foreign	5,942	—

Total	30,491	44,685

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Age analysis of past due loans

The table below presents an analysis of the age of the recorded investment in loans that are past due at March 31, 2013 and September 30, 2013:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total
	(in millions of yen)
March 31, 2013
Domestic:
Manufacturing	3,788	1,911	32,830	38,529	8,040,342	8,078,871
Construction and real estate	11,815	4,038	69,333	85,186	7,392,667	7,477,853
Services	3,385	1,916	13,829	19,130	3,952,881	3,972,011
Wholesale and retail	2,771	2,851	16,483	22,105	5,333,869	5,355,974
Transportation and communications	711	558	3,687	4,956	3,142,150	3,147,106
Banks and other financial institutions	—	—	6	6	3,142,992	3,142,998
Government and public institutions	—	—	—	—	6,907,426	6,907,426
Other industries	—	18	122	140	4,521,854	4,521,994
Individuals	41,987	24,114	69,774	135,875	11,840,205	11,976,080

Total domestic	64,457	35,406	206,064	305,927	54,274,386	54,580,313

Foreign:
Total foreign	127	885	11,132	12,144	15,353,007	15,365,151

Total	64,584	36,291	217,196	318,071	69,627,393	69,945,464

September 30, 2013
Domestic:
Manufacturing	6,057	1,686	13,701	21,444	8,070,408	8,091,852
Construction and real estate	4,025	3,744	61,149	68,918	7,224,487	7,293,405
Services	766	805	12,228	13,799	3,961,112	3,974,911
Wholesale and retail	2,078	2,795	12,624	17,497	5,235,915	5,253,412
Transportation and communications	745	847	3,319	4,911	3,268,468	3,273,379
Banks and other financial institutions	—	—	6	6	3,190,811	3,190,817
Government and public institutions	—	—	—	—	6,825,876	6,825,876
Other industries	—	17	86	103	4,511,365	4,511,468
Individuals	35,033	19,485	64,519	119,037	11,819,193	11,938,230

Total domestic	48,704	29,379	167,632	245,715	54,107,635	54,353,350

Foreign:
Total foreign	116	42	13,122	13,280	16,903,528	16,916,808

Total	48,820	29,421	180,754	258,995	71,011,163	71,270,158

Loans held for sale

Loans that have been identified for sale are classified as loans held for sale within Other assets and are accounted for at the lower of cost or fair value. The outstanding balance of loans held for sale was ¥9,820 million and ¥5,587 million at March 31, 2013 and September 30, 2013, respectively. Valuation losses related to those loans held for sale of ¥437 million and ¥351 million were reported in Other noninterest expenses for the six months ended September 30, 2012 and 2013, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

5. Allowance for loan losses

The MHFG Group maintains an appropriate amount of allowance for loan losses to absorb probable losses inherent in the loan portfolio and makes adjustments to such allowance through Provision (credit) for loan losses in the consolidated statements of income. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for loan losses. In general, the MHFG Group charges off loans when the Group determines the debtor as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors classified in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for other obligors, the Group separately monitors the credit quality of each obligor without using time-based triggers. Subsequent recoveries of previously charged-off loan balances are recorded as an increase to the allowance for loan losses as the recoveries are received.

The credit quality review process and the credit rating process serve as the basis for determining the allowance for loan losses. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. In determining the appropriate level of the allowance, the MHFG Group evaluates the probable loss by category of loan based on its risk type and characteristics.

The allowance for loan losses is determined in accordance with ASC 310 and ASC 450, “Contingencies” (“ASC 450”). The MHFG Group measures the impairment of a loan when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the loan agreement, based either on (1) the present value of expected future cash flows, after considering restructuring effect and subsequent payment default with respect to TDRs, discounted at the loan’s initial effective interest rate, (2) the loan’s observable market price or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the Group obtains for loans consists primarily of real estate or listed securities. In obtaining the collateral, the Group evaluates the value of the collateral and its legal enforceability. The Group also conducts subsequent re-evaluations at least once a year. As to real estate, valuation is generally conducted by an appraising subsidiary which is independent from the Group’s loan origination sections using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally retains third-party appraisers to conduct the valuation. As to listed securities, observable market prices are used for valuation.

The formula allowance is applied to groups of small balance, homogeneous loans that are collectively evaluated for impairment and for non-homogeneous loans that have not been identified as impaired. The evaluation of inherent loss for these loans involves a high degree of uncertainty, subjectivity and judgment because probable loan losses are not easily identifiable or measurable. In determining the formula allowance, the MHFG Group therefore relies on a statistical analysis that incorporates loss rates based on its own historical loss experience and third party data such as the number of corporate default cases which is updated once a year. In determining the allowance amount, the Group analyzes (1) the probability of default: (a) through the most recently available data for the past six years, in the case of normal obligors; and (b) through the most recently available data since April 2002, in the case of watch obligors; and (2) the loss given default through the most recently available data for the past six years. As to TDR loans in the retail portfolio segment, which are subject to collective evaluation for impairment, the restructuring itself, as well as subsequent payment default, if any, are considered in determining obligor ratings.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The historical loss rate is adjusted, where appropriate, to reflect current factors, such as general economic and business conditions affecting the key lending areas of the MHFG Group, credit quality trends, specific industry conditions within portfolio segments and recent loss experience in particular segments of the portfolio. The estimation of the formula allowance is back-tested on a periodic basis by comparing the allowance with the actual results subsequent to the balance sheet date.

In MHBK and MHTB, when management estimates probable credit losses to determine the allowance for loan losses, small balance, homogeneous loans are classified in the retail portfolio segment to which pool allocations apply, and loans other than classified in the retail portfolio segment are classified in the corporate portfolio segment. The corporate portfolio segment consists of loans originated by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The retail portfolio segment consists mainly of residential mortgage loans, originated by MHBK. The other portfolio segment consists of loans of subsidiaries other than MHBK and MHTB, such as consolidated VIEs and overseas subsidiaries. Changes in Allowance for loan losses by portfolio segment for the six months ended September 30, 2012 and 2013 are shown below:

	Corporate	Retail	Other	Total
	(in millions of yen)
Six months ended September 30, 2012
Balance at beginning of period	535,475	126,276	20,941	682,692

Provision (credit) for loan losses	21,564	(10,544)	6,839	17,859

Charge-offs	31,517	1,683	10,804	44,004
Less: Recoveries	11,780	727	2,914	15,421

Net charge-offs	19,737	956	7,890	28,583

Others (Note)	(5,479)	—	(61)	(5,540)

Balance at end of period	531,823	114,776	19,829	666,428

Six months ended September 30, 2013
Balance at beginning of period	641,895	109,189	21,873	772,957

Provision (credit) for loan losses	(94,698)	(7,948)	6,378	(96,268)

Charge-offs	30,697	2,127	5,004	37,828
Less: Recoveries	9,656	1,966	9	11,631

Net charge-offs	21,041	161	4,995	26,197

Others (Note)	6,988	—	1,328	8,316

Balance at end of period	533,144	101,080	24,584	658,808

Note:	Others include primarily foreign exchange translation.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents Allowance for loan losses and loans outstanding by portfolio segment disaggregated on the basis of impairment method at March 31, 2013 and September 30, 2013:

	Corporate	Retail	Other	Total
	(in millions of yen)
March 31, 2013
Allowance for loan losses	641,895	109,189	21,873	772,957

of which individually evaluated for impairment	398,622	14,815	9,247	422,684
of which collectively evaluated for impairment	243,273	94,374	12,626	350,273

Loans (Note)	51,801,814	13,007,792	5,135,858	69,945,464

of which individually evaluated for impairment	1,160,489	45,961	59,974	1,266,424
of which collectively evaluated for impairment	50,641,325	12,961,831	5,075,884	68,679,040

September 30, 2013
Allowance for loan losses	533,144	101,080	24,584	658,808

of which individually evaluated for impairment	334,392	13,827	9,275	357,494
of which collectively evaluated for impairment	198,752	87,253	15,309	301,314

Loans (Note)	52,916,268	12,931,058	5,422,832	71,270,158

of which individually evaluated for impairment	1,095,447	41,453	53,136	1,190,036
of which collectively evaluated for impairment	51,820,821	12,889,605	5,369,696	70,080,122

Note:	Amounts represent loan balances before deducting unearned income and deferred loan fees.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

6. Other assets and liabilities

The following table sets forth the details of other assets and liabilities at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in millions of yen)
Other assets:
Accounts receivable from brokers, dealers and customers for securities transactions	907,671	3,244,175
Collateral provided for derivative transactions	742,307	573,627
Prepaid pension cost	153,414	178,770
Margins provided for futures contracts	99,844	143,877
Security deposits	102,031	121,957
Miscellaneous receivables	120,322	105,412
Loans held for sale	9,820	5,587
Other	466,542	565,123

Total	2,601,951	4,938,528

Other liabilities:
Accounts payable to brokers, dealers and customers for securities transactions	1,560,345	3,872,842
Guaranteed trust principal	535,720	576,349
Collateral accepted for derivative transactions	503,101	464,399
Factoring amounts owed to customers	375,933	368,592
Margins accepted for futures contracts	199,930	271,231
Miscellaneous payables	260,665	241,406
Unearned income	141,189	139,490
Other	791,243	746,674

Total	4,368,126	6,680,983

Unearned income

Unearned income is primarily comprised of refundable fees received from consumer loan customers at the time the loan was made, which is being deferred and recognized in earnings as earned.

Guaranteed trust principal

Guaranteed trust principal is the liability of certain consolidated trust arrangements, which the MHFG Group provides guarantees for the repayment of principal. See Note 16 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trust.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

7. Preferred and common stock

The composition of preferred stock at March 31, 2013 and September 30, 2013 is as follows:

March 31, 2013	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	1,369,512,000	914,752,000	574,087,800
Class XII preferred stock	—	1,500,000,000	—	—
Thirteenth series class XIII preferred stock	36,690	1,500,000,000	36,690,000	—

Total	951,442	4,369,512,000	951,442,000	574,087,800

September 30, 2013	Aggregate amount	Number of shares
Class of stock		Authorized	Issued	In treasury
	(in millions of yen)
Eleventh series class XI preferred stock (1)	914,752	914,752,000	914,752,000	583,680,700
Thirteenth series class XIII preferred stock	—	36,690,000	—	—
First series class XIV preferred stock (2)	—	900,000,000	—	—
Second series class XIV preferred stock (2)	—	900,000,000	—	—
Third series class XIV preferred stock (2)	—	900,000,000	—	—
Fourth series class XIV preferred stock (2)	—	900,000,000	—	—
First series class XV preferred stock (3)	—	900,000,000	—	—
Second series class XV preferred stock (3)	—	900,000,000	—	—
Third series class XV preferred stock (3)	—	900,000,000	—	—
Fourth series class XV preferred stock (3)	—	900,000,000	—	—
First series class XVI preferred stock (4)	—	1,500,000,000	—	—
Second series class XVI preferred stock (4)	—	1,500,000,000	—	—
Third series class XVI preferred stock (4)	—	1,500,000,000	—	—
Fourth series class XVI preferred stock (4)	—	1,500,000,000	—	—

Total	914,752	4,251,442,000	914,752,000	583,680,700

Notes:

(1)	The aggregate amount and number of issued shares include the preferred stock in treasury which has been converted to common stock but not yet cancelled.
(2)	The total number of authorized shares from first to fourth series class XIV preferred stock shall not exceed 900,000,000.
(3)	The total number of authorized shares from first to fourth series class XV preferred stock shall not exceed 900,000,000.
(4)	The total number of authorized shares from first to fourth series class XVI preferred stock shall not exceed 1,500,000,000.

The number of issued shares of common stock at March 31, 2013 and September 30, 2013 was 24,164,864,477 shares and 24,198,773,747 shares, respectively. The increase of 33,909,270 shares was due to conversion of preferred stock by holders.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

8. Dividends

Dividends on preferred stock and common stock during the six months ended September 30, 2012 and 2013 were as follows:

September 30, 2012	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,737
Thirteenth series class XIII preferred stock	15	550
Common stock	3	72,063

Total		76,350

September 30, 2013	Cash dividends
Class of stock	Per share	In aggregate (Note)
	(in yen)	(in millions of yen)
Eleventh series class XI preferred stock	10	3,407
Thirteenth series class XIII preferred stock	15	550
Common stock	3	72,435

Total		76,392

Note:	Dividends paid on treasury stock are excluded.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

9. Accumulated other comprehensive income (loss)

Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2012 and 2013 are as follows:

	Six months ended September 30,
	2012	2013
	(in millions of yen)
AOCI, balance at beginning of period	245,588	777,997

Unrealized net gains (losses) on available-for-sale securities:
Balance at beginning of period	628,636	995,124
Unrealized holding gains (losses) during period	(199,800)	253,280
Less: reclassification adjustments for losses (gains) included in net income	(16,693)	(44,520)

Change during period	(216,493)	208,760

Balance at end of period	412,143	1,203,884

Foreign currency translation adjustments:
Balance at beginning of period	(169,881)	(82,420)
Foreign currency translation adjustments during period	(18,885)	32,243
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	(18,885)	32,243

Balance at end of period	(188,766)	(50,177)

Pension liability adjustments:
Balance at beginning of period	(213,167)	(134,707)
Unrealized gains (losses) during period	1,432	106
Less: reclassification adjustments for losses (gains) included in net income	5,328	2,197

Change during period	6,760	2,303

Balance at end of period	(206,407)	(132,404)

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	(228,618)	243,306

AOCI, balance at end of period	16,970	1,021,303

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2013.

	Six months ended September 30, 2013
	Before tax	Tax effect	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests	Net of tax attributable to MHFG shareholders
	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in consolidated statements of income:
Unrealized net gains (losses) on available-for-sale securities	69,079	(24,553)	44,526	6	44,520	Investment gains (losses)—net
Foreign currency translation adjustments	—	—	—	—	—
Pension liability adjustments	(3,456)	1,227	(2,229)	(32)	(2,197)	Salaries and employee benefits

Total	65,623	(23,326)	42,297	(26)	42,323

Note:	The amounts in Before tax are recorded in each account presented as “Affected line items in consolidated statements of income”.

The amounts in Tax effect and Net of tax attributable to noncontrolling interests are recorded in Income tax expense and Net income attributable to noncontrolling interests in consolidated statements of income respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

10. Regulatory matters

Regulatory capital requirements

MHFG, MHBK, and MHTB are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Law and related regulations.

Capital adequacy ratios of MHFG, MHBK, and MHTB as of March 31, 2013 and September 30, 2013 calculated in accordance with Japanese GAAP and guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2013		September 30, 2013
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required	2,059	3.50	2,058	3.50
Actual	4,804	8.16	5,167	8.78
Tier 1 capital:
Required	2,647	4.50	2,646	4.50
Actual	6,487	11.02	6,881	11.70
Total risk-based capital:
Required	4,706	8.00	4,703	8.00
Actual	8,345	14.18	8,807	14.98
MHBK (Note):
Common Equity Tier 1 capital:
Required	—	—	1,823	3.50
Actual	—	—	5,449	10.45
Tier 1 capital:
Required	—	—	2,344	4.50
Actual	—	—	6,727	12.91
Total risk-based capital:
Required	—	—	4,168	8.00
Actual	—	—	8,515	16.34
MHTB:
Common Equity Tier 1 capital:
Required	91	3.50	91	3.50
Actual	344	13.24	375	14.46
Tier 1 capital:
Required	117	4.50	117	4.50
Actual	344	13.24	375	14.46
Total risk-based capital:
Required	208	8.00	207	8.00
Actual	448	17.22	483	18.63

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	March 31, 2013		September 30, 2013
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)

Non-consolidated:
MHBK (Note):
Common Equity Tier 1 capital:
Required	—	—	1,793	3.50
Actual	—	—	5,347	10.43
Tier 1 capital:
Required	—	—	2,305	4.50
Actual	—	—	6,626	12.93
Total risk-based capital:
Required	—	—	4,099	8.00
Actual	—	—	8,493	16.57
MHTB:
Common Equity Tier 1 capital:
Required	90	3.50	90	3.50
Actual	345	13.46	373	14.53
Tier 1 capital:
Required	115	4.50	115	4.50
Actual	345	13.46	373	14.53
Total risk-based capital:
Required	205	8.00	205	8.00
Actual	446	17.44	479	18.69

Note:	The former MHBK and the former MHCB merged on July 1, 2013 and were launched as MHBK.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Capital adequacy ratios of the former MHCB and the former MHBK as of March 31, 2013 are set forth in the following table:

	March 31, 2013
	Consolidated		Non-consolidated
	Amount	Ratio	Amount	Ratio
	(in billions of yen, except percentages)
The former MHCB (1):
Common Equity Tier 1 capital:
Required	1,292	3.50	1,143	3.50
Actual	3,195	8.65	2,993	9.16
Tier 1 capital:
Required	1,661	4.50	1,470	4.50
Actual	4,071	11.03	3,980	12.18
Total risk-based capital:
Required	2,953	8.00	2,613	8.00
Actual	5,130	13.89	5,008	15.33

The former MHBK (2) (3):
Common Equity Tier 1 capital:
Required	810	3.50	793	3.50
Actual	2,061	8.90	2,009	8.86
Tier 1 capital:
Required	1,041	4.50	1,020	4.50
Actual	2,344	10.13	2,252	9.93
Total risk-based capital:
Required	1,850	8.00	1,813	8.00
Actual	3,259	14.08	3,163	13.95

Notes:

(1)	The distribution of all of the shares of Mizuho Securities Co., Ltd. (“MHSC”) to MHFG as a dividend in kind (¥424.4 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.
(2)	The amounts and ratios were calculated in accordance with Basel III and are included for reference purpose only because the former MHBK was subject to Basel II requirements as of March 31, 2013.
(3)	The distribution of all of the shares of MHSC to MHFG as a dividend in kind (¥125.7 billion) on April 1, 2013 was deducted from Common Equity Tier 1 capital.

MHFG’s securities subsidiaries in Japan are also subject to the capital adequacy requirement under the Financial Instruments and Exchange Law. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

Management believes, as of September 30, 2013, that MHFG, MHBK, MHTB, and their securities subsidiaries in Japan were in compliance with all capital adequacy requirements to which they were subject.

Business improvement orders

In September 2013, the Financial Services Agency issued a business improvement order to MHBK in connection with the transactions with anti-social elements in relation to a portion of certain joint loans. The business improvement order requires it to carry out promptly the measures to review, improve and reinforce the current structure of compliance and business administration thoroughly.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In December 2013, the Financial Services Agency issued business improvement orders to MHFG and MHBK with regard to the above mentioned transactions. The order to MHFG requires it to implement measures including clarification of where management responsibility lies based on the order and strengthening of its management control system. The order to MHBK requires it to cease new credit transactions under the four-party captive loan scheme for one month from January 20, 2014, as well as to implement the same measures as the order to MHFG.

The MHFG Group has been and will be rigidly implementing its improvement plans in relation to this problem and also work with utmost effort towards further improvement and reinforcement of its internal control systems.

11. Earnings per common share

Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the assumed conversion to common shares of all convertible securities such as convertible preferred stock.

The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Net income:
Net income attributable to MHFG shareholders	312,744	191,254
Less: Net income attributable to preferred shareholders	4,264	3,618

Net income attributable to common shareholders	308,480	187,636

Effect of dilutive securities:
Convertible preferred stock	3,714	3,310

Net income attributable to common shareholders after assumed conversions	312,194	190,946

	Six months ended September 30,
	2012	2013
	(thousands of shares)
Shares:
Weighted average common shares outstanding	24,026,110	24,172,772

Effect of dilutive securities:
Convertible preferred stock (Note)	1,316,576	1,181,118
Stock compensation-type stock options	16,001	16,598

Weighted average common shares after assumed conversions	25,358,687	25,370,488

	Six months ended September 30,
	2012	2013
	(in yen)
Amounts per common share:
Basic net income per common share	12.84	7.76

Diluted net income per common share	12.31	7.53

Note:	The number of the dilutive common shares is based on the applicable conversion prices.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

12. Income taxes

The following table presents the components of Income tax expense for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Current tax expense	128,685	66,854
Deferred tax expense (benefit)	134,986	(14,400)

Total income tax expense	263,671	52,454

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2012 and 2013. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Unrealized net gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(110,807)	140,111
Less: reclassification adjustments	(9,140)	(24,553)

Total	(119,947)	115,558

Pension liability adjustments:
Unrealized gains (losses)	(833)	(410)
Less: reclassification adjustments	2,955	1,227

Total	2,122	817

Total tax effect before allocation to noncontrolling interests	(117,825)	116,375

The MHFG Group does not intend to divest its foreign subsidiaries in the foreseeable future. Consequently, deferred taxes are not provided on the temporary differences related to foreign currency translation adjustments.

The statutory tax rate as of September 30, 2012 and 2013 was 38.01%. The effective tax rates, 45.60% and 21.26% for the six months ended September 30, 2012 and 2013, respectively, differed from the statutory tax rate. The significant difference of the tax rates for the six months ended September 30, 2012 resulted mainly from the increase in valuation allowance against deferred tax assets, while the difference for the six months ended September 30, 2013 resulted mainly from the decrease in valuation allowance against deferred tax assets.

At September 30, 2013, the MHFG Group had net operating loss carryforwards totaling ¥1,391 billion.

The total amount of unrecognized tax benefits was ¥1,598 million at September 30, 2013, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

A part of unrecognized tax benefits at March 31, 2013 was resolved in the six months period ended September 30, 2013, of which the amount was immaterial. The amount of additional unrecognized tax benefits for the period related to the tax positions taken was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

13. Pension and other employee benefit plans

The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2012 and 2013:

	Six months ended September 30,
	2012	2013
	(in millions of yen)
Service cost-benefits earned during the period	14,959	16,947
Interest costs on projected benefit obligation	11,440	9,987
Expected return on plan assets	(15,791)	(18,440)
Amortization of prior service benefit	(159)	(97)
Amortization of net actuarial loss	8,463	3,547
Special termination benefits	2,233	2,541

Net periodic benefit cost	21,145	14,485

As previously disclosed in the consolidated financial statements for the fiscal year ended March 31, 2013, a contribution of approximately ¥49 billion is expected to be paid to the pension plans during the fiscal year ending March 31, 2014. For the six months ended September 30, 2013, a ¥25 billion contribution has been paid to the pension plans. An additional ¥24 billion contribution is expected to be paid during the remainder of the fiscal year ending March 31, 2014 for a total of ¥49 billion.

14. Derivative financial instruments

The MHFG Group uses derivative financial instruments in response to the diverse needs of customers, to control the risk related to the assets and liabilities of the MHFG Group, as part of its asset and liability management, and for proprietary trading purposes. The MHFG Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the MHFG Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Credit risk arises from counterparty failure to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to credit risk is measured by the fair value of all derivatives in a gain position and its potential increase at the balance sheet dates. The exposure to credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Notional amount and fair value of derivative contracts

The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2013 and September 30, 2013. The fair value of derivatives is not offset against the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2013	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	854,698	—	10,350	—	10,018
Foreign exchange contracts	118,708	—	3,099	10	2,973
Equity-related contracts	3,419	—	182	—	177
Credit-related contracts	5,266	—	59	—	44
Other contracts	522	—	38	—	27

Total	982,613	—	13,728	10	13,239

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2013	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges
	(in billions of yen)
Interest rate contracts	922,668	—	8,470	—	8,233
Foreign exchange contracts	119,257	1	2,495	3	2,378
Equity-related contracts	3,487	—	247	—	221
Credit-related contracts	4,677	—	52	—	36
Other contracts	555	—	30	—	22

Total	1,050,644	1	11,294	3	10,890

Notes:

(1)	Notional amount represents the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.

The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥742 billion and ¥503 billion at March 31, 2013, and ¥574 billion and ¥464 billion at September 30, 2013, respectively.

Hedging activities

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported immediately in earnings. The MHFG Group’s hedging activities include fair value and net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Fair value hedges

The MHFG Group primarily uses option and forward contracts to modify exposure to changes in fair value of available-for-sale securities. For qualifying fair value hedges, all changes in the fair value of the derivative and the corresponding hedged item relating to the risk being hedged are recognized in earnings in Investment gains (losses)—net. The change in fair value of the portion of the hedging instruments excluded from the assessment of hedge effectiveness is recorded in Trading account gains (losses)—net. No ineffectiveness exists because the MHFG Group chooses to exclude changes in the option’s time value and price differences between the spot and the forward from the effectiveness test. If the hedge relationship is terminated, the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment.

The following table summarizes gains and losses information related to fair value hedges for the six months ended September 30, 2012 and 2013:

	Gains (losses) recorded in income
Six months ended September 30, 2012	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Interest rate contracts	44	(81)	—	(37)
Equity-related contracts	654	(653)	—	1

Total	698	(734)	—	(36)

	Gains (losses) recorded in income
Six months ended September 30, 2013	Derivatives	Hedged items	Hedge ineffectiveness	Net gain (loss) excluded from assessment of effectiveness
	(in millions of yen)
Equity-related contracts	50	(72)	—	(22)

Total	50	(72)	—	(22)

Net investment hedges

The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the changes in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated and is effective as a hedge of the net investment. The change in fair value of the ineffective portion is recorded in Foreign exchange gains (losses)—net in earnings. No amount is excluded from the assessment of hedge effectiveness of net investment hedges.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following table summarizes gains and losses information related to net investment hedges for the six months ended September 30, 2012 and 2013:

	Gains (losses) recorded in income and other comprehensive income (“OCI”) for six months ended September 30,
	2012		2013
	Effective portion recorded in OCI	Ineffective portion recorded in income	Effective portion recorded in OCI	Ineffective portion recorded in income
	(in millions of yen)
Financial instruments hedging foreign exchange risk	(11,665)	200	(53,414)	(4,408)

Total	(11,665)	200	(53,414)	(4,408)

Note:	Related to the effective portion of net investment hedges, Accumulated other comprehensive income of ¥13,287 million was reclassified to earnings for the six months ended September 30, 2012. No amount related to the effective portion of net investment hedges was reclassified from Accumulated other comprehensive income (loss) to earnings for the six months ended September 30, 2013.

Derivative instruments not designated or qualifying as hedges

The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management hedging strategies: (1) interest-rate swap transactions for the purpose of hedging interest-rate risks in deposits, loans etc., (2) currency swap transactions for the purpose of hedging the foreign exchange risk of these assets, and (3) credit derivatives for the purpose of hedging the credit risk in loans, RMBS, CMBS, collateral loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The change in fair value of those instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gain (loss) resulting from changes in the fair values of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2012 and 2013:

	Gains (losses) recorded in income for six months ended September 30,
	2012	2013
	(in millions of yen)
Interest rate contracts (1)	148,641	(127,007)
Foreign exchange contracts	(35,798)	22,767
Equity-related contracts (1)	33,239	(41,085)
Credit-related contracts (2)	(1,088)	(3,980)
Other contracts	47	(2,477)

Total	145,041	(151,782)

Notes:
(1)	The net gain (loss) excluded from assessment of effectiveness for fair value hedges is not included in the above table.
(2)	The amounts include the net gain (loss) of ¥121 million and ¥(4,528) million on the credit derivatives hedging the credit risk in loans during the six months ended September 30, 2012 and 2013, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit derivatives

A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.

The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and any related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credit, which substantially offsets its exposure. Thus, the notional amount is not a reliable indicator of the Group’s actual loss exposure.

The following table summarizes notional and fair value amounts of credit derivatives at March 31, 2013 and September 30, 2013:

	March 31, 2013		September 30, 2013
	Notional amount	Fair value	Notional amount	Fair value
	(in billions of yen)
Credit protection written
Investment grade	1,810	1	1,692	17
Non-investment grade	652	1	479	3

Total	2,462	2	2,171	20

Credit protection purchased	2,870	13	2,589	(4)

Note:	Rating scale is based upon either external ratings or internal ratings. The lowest investment grade is considered to be BBB- or the corresponding internal rating, while anything below or unrated is considered to be non-investment grade. Non-investment grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payment for credit protection written by expiration period at March 31, 2013 and September 30, 2013:

	Maximum payout/Notional amount
	March 31, 2013	September 30, 2013
	(in billions of yen)
One year or less	620	328
After one year through five years	1,720	1,740
After five years	122	103

Total	2,462	2,171

Note:	The maximum potential amount of future payment is the notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the Group’s right of collection over the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Credit-related contingent features

Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments in the Group’s net liability positions. The aggregate fair value of all derivative instruments with such credit-risk-related contingent features in liability positions on March 31, 2013 and September 30, 2013 was ¥1,022 billion and ¥717 billion, respectively. As the Group has provided ¥1,029 billion and ¥694 billion as collateral to the counterparties in its normal course of business on March 31, 2013 and September 30, 2013, respectively, if the contingent features described above were triggered on March 31, 2013 and September 30, 2013, there was no amount that the Group would be required to post as collateral or settle immediately on March 31, 2013, while the amount required to be posted as collateral or settled immediately would be ¥23 billion on September 30, 2013.

15. Commitments and contingencies

Obligations under guarantees

The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. The guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value on the consolidated balance sheets at the inception of the guarantee.

The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2013 and September 30, 2013. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be repaid in the event of the guarantees execution, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2013	September 30, 2013
	(in billions of yen)
Performance guarantees	1,750	1,816
Guarantees on loans	452	447
Guarantees on securities	146	141
Other guarantees	1,068	1,082
Guarantees for the repayment of trust principal	171	167
Liabilities of trust accounts	8,606	8,752
Derivative financial instruments	23,582	22,981

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The table below presents maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions of yen)
Investment grade	2,387	2,369
Non-investment grade	1,029	1,117

Total	3,416	3,486

Note:	Investment grade in the internal rating scale is generally corresponding to BBB- or above in external rating scale.

Other off-balance-sheet instruments

In addition to guarantees, the MHFG Group issues other off-balance-sheet instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ request.

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2013 and September 30, 2013:

	March 31, 2013	September 30, 2013
	(in billions of yen)
Commitments to extend credit (Note)	59,101	57,740
Commercial letters of credit	608	551

Total	59,709	58,291

Note:	Commitments to extend credit include commitments to invest in securities.

Legal proceedings

The MHFG Group is involved in normal collection proceedings initiated by the Group and other legal proceedings in the ordinary course of business.

The Group’s Indonesian subsidiary acts as collateral agent for the trustee of bond issuances made by subsidiaries of Asia Pulp & Paper Company Ltd. (“APP”). In that role, the subsidiary is involved in a dispute between the bondholders and such APP subsidiaries in their capacities as the issuers, guarantors and/or pledgors of security for the bonds relating to foreclosure proceedings on the collateral and has been named as a defendant in a lawsuit brought by the obligors under the bonds in Indonesia. The Group’s consolidated financial statements do not include a reserve in relation to this dispute because the Group does not believe that the resolution of this matter will have a significant impact on the consolidated financial condition or results of operations of the Group, although there can be no assurance as to the foregoing.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

16. Variable interest entities and securitizations

Variable interest entities

In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investment funds, trust arrangements, and structured finance. The Group consolidated certain of these VIEs, in accordance with the new consolidation guidance effective April 1, 2010, where the Group was deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. According to such new consolidation guidance, the MHFG Group additionally consolidated certain VIEs and former qualifying special-purpose entities (“QSPEs”) that had not been consolidated prior to April 1, 2010. There are also other VIEs, where the Group determined that it was not the primary beneficiary but had significant variable interests. In evaluating the significance of the variable interests, the Group comprehensively takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could be required to record in its consolidated statements of income as a result of its involvement with the VIE. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

The tables below show consolidated assets of the Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, as of March 31, 2013 and September 30, 2013:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2013	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,212	—	—
Asset-backed securitizations	385	463	37
Investments in securitization products	—	530	206
Investment funds	1,175	2,770	302
Trust arrangements and other	39	—	—

Total	3,811	3,763	545

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2013	Consolidated assets	Total assets	Maximum exposure to loss
	(in billions of yen)
Asset-backed commercial paper/loan programs	2,128	—	—
Asset-backed securitizations	402	439	30
Investments in securitization products	—	532	206
Investment funds	1,205	1,694	343
Trust arrangements and other	38	—	—

Total	3,773	2,665	579

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.

The tables below present the carrying amount and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in the significant unconsolidated VIEs, as of March 31, 2013 and September 30, 2013:

Assets on balance sheets related to unconsolidated VIEs:	March 31, 2013	September 30, 2013
	(in billions of yen)
Trading account assets	46	39
Investments	206	182
Loans	308	339

Total	560	560

Liabilities on balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2013	September 30, 2013
	(in billions of yen)
Payables under securities lending transactions	14	14

Total	14	14

Maximum exposure to loss	545	579

Asset-backed commercial paper/loan programs

The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients’ off-balance-sheet and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the MHFG Group backed by the financial assets. While customers normally continue to service the transferred receivables, the MHFG Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The MHFG Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The MHFG Group has the power to determine which assets will be held in the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities with the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs.

Asset-backed securitizations

The MHFG Group acts as an arranger of various types of structured finance to meet clients’ off-balance-sheet financing needs. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The MHFG Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the MHFG Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The MHFG Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the MHFG Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor to debt and equity instruments.

In certain VIEs, where the MHFG Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held in the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidated such VIEs.

In a certain securitization transaction where the MHFG Group had transferred mortgage loans to a former QSPE, the Group, as continuing involvement, provides servicing for, holds retained subordinated beneficial interests in, and retains credit exposure in the form of a guarantee in the mortgage loans. Prior to April 1, 2010, this entity had been exempt from consolidation in accordance with the former accounting guidance. With elimination of the concept of QSPEs, the Group consolidated the entity as of April 1, 2010. In its role as a servicer, the Group has the power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing defaulted mortgage loans. In addition, through the retained interest and the involvement as a guarantor above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the entity.

Investments in securitization products

The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The loss amount of securities and loans is generally limited to the amount invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in those VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. However, the Group consolidated VIEs, where the transactions were tailored by the third party arrangers to meet the Group’s needs as a main investor, who is eventually deemed to have the power to determine which assets to be held in the VIEs.

Investment funds

The MHFG Group invests in various investment funds including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions over such investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary. The Group has determined that certain investment vehicles managed by the Group qualify for the deferral from certain requirements of ASC 810 that originated from SFAS No.167, “Amendments to FASB Interpretation No.46(R)” (“SFAS No.167”) because they meet the criteria in ASU No.2010-10, “Consolidation (Topic 810)—Amendments for Certain Investment Funds” (“ASU No.2010-10”). Therefore, for these vehicles, the Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Trust arrangements

The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries.

With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The MHFG Group manages entrusted funds primarily through the origination of high quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the MHFG Group’s subsidiary trust banks. The Group has the power to determine which assets will be held in the VIEs or to manage these assets. In addition, through the principal guarantee agreement, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidated this type of VIEs. However, the MHFG Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the MHFG Group itself, as the Group has determined that it has no variable interests. See Note 15 “Commitments and contingencies” for the balances of guaranteed trust principal unconsolidated at March 31, 2013 and September 30, 2013.

With respect to non-guaranteed trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the MHFG Group.

The Group has determined that, in certain trust arrangements, certain requirements of ASC 810 that originated from SFAS No.167 are deferred, because they meet the criteria in ASU No.2010-10. Therefore, for these trust arrangements, the Group determines whether it is the primary beneficiary by evaluation of whether it absorbs a majority of expected losses, receives a majority of expected residual returns, or both.

Special purpose entities created for structured finance

The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs. As the Group typically only provides senior financing with credit enhanced by subordinated interests and sometimes may act as an interest rate swap counterparty, the Group determined that, in this type of VIEs, it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or even the significant variable interests.

Securitization

The MHFG Group has had no significant transfers of financial assets, recognized no significant gains or losses and retained no significant interests in securitization transactions accounted for as sales.

There are certain transactions where transfers of financial assets do not qualify for sales treatment but are accounted for as secured borrowings. These transferred assets continue to be carried on the consolidated balance sheets of the MHFG Group. Such assets are associated with securitization transactions and loan participation transactions, which amounted to ¥174 billion and ¥62 billion as of March 31, 2013, and ¥171 billion and

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¥60 billion as of September 30, 2013, respectively. Liabilities associated with securitization and loan participation transactions are presented as Payables under securities lending transactions and Other short-term borrowings or Long-term debt, respectively, on the consolidated balance sheets.

17. Fair value

Fair value measurements

ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Additionally, ASC 820 precludes (1) deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

Fair value hierarchy

ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market price is available, the fair values of debt securities and over-the-counter derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Valuation process

The MHFG Group has established clear valuation policies which govern principles of fair value measurements and authority and duty of each department. The Group has also established well-documented procedure manuals which describe valuation techniques and related inputs for determining fair values of various financial instruments. The policies require the measurement of fair values be carried out in accordance with the procedures by risk management departments or back offices which are independent from front offices. The policies also require risk management departments check and verify whether the valuation methodologies defined in the procedure manuals are fair and proper and internal audit departments periodically review the compliance of the

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procedures throughout the Group. Although the valuation methodologies and related inputs are consistently used from period to period, a change in market environment sometime leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to delisting or newly listing is one of key drivers of revision to the valuation methodologies and the inputs. The key drivers also include the availability or the unavailability of market observable inputs and the development of new valuation methodologies. The price verification through the Group’s internal valuation process has an important role to identify whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide primarily for Japanese securitization products is described in more detail below in “Investments”. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is approved by appropriate authority, either CEO, head of risk management, and/or accounting, depending on the natures and characteristics of the change.

Following is a description of valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2013, there were no material changes made to the Group’s valuation techniques and related inputs.

Trading securities and trading securities sold, not yet purchased

When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and Ginnie Mae securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market price is available, the Group estimates fair values by using a pricing model with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquidity exists for securities, the quoted prices are stale or the prices from independent sources vary, such securities are generally classified in Level 3 of the fair value hierarchy. The fair value of foreign currency denominated securitization products such as RMBS, CMBS, and asset-backed securities (“ABS”) is determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. In the case that certain key inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.

The investment funds are classified in either Level 1, Level 2, or Level 3 of the fair value hierarchy. Among those funds, exchange-traded funds (“ETF”) are generally classified in Level 1, while the others are classified in Level 2 or Level 3. Investment trusts and hedge funds are generally classified in Level 2, since those funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at NAV per share at the measurement date or within the near term. Contrarily, private equity funds and real estate funds measured at NAV per share are generally classified in Level 3, since the Group never has the ability to redeem its investment with the investees at NAV per share, nor can it redeem its investment with the investees at NAV per share at the measurement date or within the near term.

Derivative financial instruments

Exchange-traded derivatives are valued using quoted market prices and so are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter and so are valued using internal valuation techniques as no quoted market price is available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely

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accepted in the financial services industry. The key inputs vary with the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy.

Investments

Fair values of available-for-sale securities are determined primarily using the same procedures described for trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement corporate bonds are placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair value of Japanese securitization products such as RMBS, CMBS, CDO, ABS, and CLO is generally based upon single non-binding quoted prices from broker-dealers. Such quotes are validated through the Group’s internal process. In the rare case where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts their prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flow generated on the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS, CDO, ABS and CLO products, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters offered by brokers such as cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most Japanese securitization products are classified in Level 3, certain securitization products such as Japanese RMBS are classified in Level 2, if the quoted prices are verified through either the recent market transaction or a pricing model that can be corroborated by observable market data.

Other investments, except investments held by consolidated investment companies, have not been measured at fair value on a recurring basis. Investments held by consolidated investment companies mainly consist of marketable and non-marketable equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable equity securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of the identical security, if applicable. Otherwise, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities. Non-marketable equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risks are unobservable.

Long-term debt

Where fair value accounting has been elected for structured notes, the fair values of those are determined by incorporating the fair values of embedded derivatives primarily derived from the same procedures described for derivative financial instruments above. Such instruments are classified in Level 2 or Level 3 depending on the observability of significant inputs to the model of the embedded derivatives.

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Items measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and September 30, 2013, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2013	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	4,651	49	—	4,700
Japanese local gov’t bonds	—	125	—	125
U.S. Treasury bonds and federal agency securities	5,777	306	—	6,083
Other foreign gov’t bonds	2,235	194	—	2,429
Agency mortgage-backed securities	2,055	596	—	2,651
Residential mortgage-backed securities	—	—	100	100
Commercial mortgage-backed securities	—	3	91	94
Certificates of deposit and commercial paper	—	1,318	—	1,318
Corporate bonds and other	50	1,176	417	1,643
Equity securities	622	503	71	1,196
Derivatives:
Interest rate contracts	7	10,319	24	10,350
Foreign exchange contracts	5	3,066	28	3,099
Equity-related contracts	45	114	23	182
Credit-related contracts	—	30	29	59
Other contracts	—	18	20	38
Available-for-sale securities:
Japanese government bonds	29,198	1,585	—	30,783
Japanese local gov’t bonds	—	244	—	244
U.S. Treasury bonds and federal agency securities	178	—	—	178
Other foreign gov’t bonds	334	264	—	598
Agency mortgage-backed securities	144	862	—	1,006
Residential mortgage-backed securities	—	150	292	442
Commercial mortgage-backed securities	—	—	250	250
Japanese corporate bonds and other debt securities	—	2,000	215	2,215
Foreign corporate bonds and other debt securities	12	345	202	559
Equity securities (marketable)	2,975	164	—	3,139
Other investments	1	—	75	76

Total assets at fair value on a recurring basis (2)	48,289	23,431	1,837	73,557

Liabilities:
Trading securities sold, not yet purchased	3,338	182	—	3,520
Derivatives:
Interest rate contracts	8	9,997	13	10,018
Foreign exchange contracts	4	2,968	11	2,983
Equity-related contracts	51	110	16	177
Credit-related contracts	—	35	9	44
Other contracts	—	8	19	27
Long-term debt (3)	—	171	381	552

Total liabilities at fair value on a recurring basis	3,401	13,471	449	17,321

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September 30, 2013	Level 1	Level 2	Level 3	Assets/ Liabilities at fair value
	(in billions of yen)
Assets:
Trading securities (1):
Japanese government bonds	4,732	51	—	4,783
Japanese local gov’t bonds	—	59	—	59
U.S. Treasury bonds and federal agency securities	4,545	386	—	4,931
Other foreign gov’t bonds	1,453	201	—	1,654
Agency mortgage-backed securities	1,579	451	—	2,030
Residential mortgage-backed securities	—	—	86	86
Commercial mortgage-backed securities	—	5	92	97
Certificates of deposit and commercial paper	—	1,681	—	1,681
Corporate bonds and other	46	1,330	411	1,787
Equity securities	703	510	60	1,273
Derivatives:
Interest rate contracts	13	8,434	23	8,470
Foreign exchange contracts	4	2,474	18	2,496
Equity-related contracts	68	167	12	247
Credit-related contracts	—	30	22	52
Other contracts	—	23	7	30
Available-for-sale securities:
Japanese government bonds	24,559	1,394	—	25,953
Japanese local gov’t bonds	—	250	—	250
U.S. Treasury bonds and federal agency securities	106	—	—	106
Other foreign gov’t bonds	260	342	—	602
Agency mortgage-backed securities	119	735	—	854
Residential mortgage-backed securities	—	125	252	377
Commercial mortgage-backed securities	—	—	166	166
Japanese corporate bonds and other debt securities	—	1,852	160	2,012
Foreign corporate bonds and other debt securities	—	393	168	561
Equity securities (marketable)	3,435	74	—	3,509
Other investments	2	—	68	70

Total assets at fair value on a recurring basis (2)	41,624	20,967	1,545	64,136

Liabilities:
Trading securities sold, not yet purchased	4,132	276	—	4,408
Derivatives:
Interest rate contracts	15	8,206	12	8,233
Foreign exchange contracts	3	2,369	9	2,381
Equity-related contracts	66	144	11	221
Credit-related contracts	—	33	3	36
Other contracts	—	15	7	22
Long-term debt (3)	—	165	450	615

Total liabilities at fair value on a recurring basis	4,216	11,208	492	15,916

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	Amounts include the investments measured at NAV per share at March 31, 2013 and September 30, 2013, of ¥715 billion and ¥623 billion, respectively, of which ¥667 billion and ¥584 billion, respectively, are classified in Level 2, and ¥48 billion and ¥39 billion, respectively, are classified in Level 3. The unfunded commitments related to these investments at March 31, 2013 and September 30, 2013 were ¥24 billion and ¥26 billion, respectively.
(3)	Amounts represent items for which the Group elected the fair value option.

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Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)

The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2012 and 2013:

Six months ended September 30, 2012	April 1, 2012	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2012	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	159	2	(2)	—		—	—	2	(2)	—	(27)	134	(1)
Commercial mortgage-backed securities	26	(2	) (2)	—		—	—	72	—	—	—	96	(5)
Corporate bonds and other	355	(8	) (2)	—		—	(4)	256	(219)	—	(49)	331	(9)
Equity securities	82	1	(2)	—		—	—	6	(14)	—	—	75	—
Derivatives, net (1):
Interest rate contracts	(10)	(2	) (2)	—		—	—	—	—	—	1	(11)	(1)
Foreign exchange contracts	37	13	(2)	—		—	—	—	—	—	(1)	49	12
Equity-related contracts	22	—	(2)	—		—	—	—	—	—	2	24	6
Credit-related contracts	23	(2	) (2)	—		(1)	—	—	—	—	2	22	(18)
Other contracts	15	—	(2)	—		—	(14)	—	—	—	—	1	—
Available-for-sale securities:
Residential mortgage-backed securities	348	—	(3)	—	(4)	—	—	25	—	—	(47)	326	—
Commercial mortgage-backed securities	330	(2	) (3)	8	(4)	—	—	9	—	—	(73)	272	(4)
Japanese corporate bonds and other debt securities	226	—	(3)	—	(4)	—	—	37	—	—	(54)	209	—
Foreign corporate bonds and other debt securities	236	2	(3)	(7	) (4)	—	—	24	—	—	(23)	232	—
Other investments	189	3	(3)	—		—	—	3	(11)	—	(8)	176	(1)

Liabilities:
Trading securities sold, not yet purchased	—	—	(2)	—		—	—	(16)	18	—	—	2	—
Long-term debt	460	(1	) (5)	—		—	(174)	—	—	60	(26)	321	(1)

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Six months ended September 30, 2013	April 1, 2013	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2013	Change in unrealized gains (losses) still held (6)
	(in billions of yen)
Assets:
Trading securities:
Residential mortgage- backed securities	100	5	(2)	—		—	—	—	(4)	—	(15)	86	3
Commercial mortgage- backed securities	91	3	(2)	—		—	—	(1)	—	—	(1)	92	3
Corporate bonds and other	417	23	(2)	—		4	(1)	244	(216)	—	(60)	411	13
Equity securities	71	2	(2)	—		—	—	1	(15)	—	1	60	(1)
Derivatives, net (1):
Interest rate contracts	11	(1	) (2)	—		—	—	—	—	—	1	11	2
Foreign exchange contracts	17	(5	) (2)	—		—	—	—	—	—	(3)	9	(6)
Equity-related contracts	7	(3	) (2)	—		—	—	—	—	—	(3)	1	(6)
Credit-related contracts	20	(3	) (2)	—		—	1	—	—	—	1	19	(3)
Other contracts	1	—	(2)	—		—	—	—	—	—	(1)	—	—
Available-for-sale securities:
Residential mortgage- backed securities	292	(1	) (3)	2	(4)	—	—	2	—	—	(43)	252	—
Commercial mortgage- backed securities	250	5	(3)	(1	) (4)	—	—	23	(9)	—	(102)	166	(1)
Japanese corporate bonds and other debt securities	215	(1	) (3)	2	(4)	—	(30)	16	(1)	—	(41)	160	—
Foreign corporate bonds and other debt securities	202	4	(3)	(1	) (4)	7	—	—	—	—	(44)	168	—
Other investments	75	(2	) (3)	—		—	(2)	3	(2)	—	(4)	68	(2)

Liabilities:
Long-term debt	381	7	(5)	—		1	(1)	—	—	113	(37)	450	8

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purpose only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)—net, Foreign exchange gains (losses)—net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)—net.
(4)	Gains (losses) in OCI are reported in Accumulated other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)	Amounts represent total gains or losses recognized in earnings during the period. These gains or losses are attributable to the change in fair value relating to assets and liabilities classified as Level 3 that are still held at September 30, 2012 and 2013.

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Transfers between levels

Transfers of assets or liabilities between levels of the fair value hierarchy are assumed to occur at the beginning of the period.

During the six months ended September 30, 2012, ¥27 billion of Trading securities was transferred from Level 1 to Level 2 primarily due to decreased liquidity for certain Japanese government bonds.

During the six months ended September 30, 2012, the transfers into Level 3 included ¥1 billion of net Derivative liabilities. Transfers into Level 3 for net Derivative liabilities were primarily due to decreased price observability for certain credit derivatives. During the six months ended September 30, 2012, the transfers out of Level 3 included ¥4 billion of Trading securities, ¥14 billion of net Derivative assets and ¥174 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased liquidity for certain corporate bonds. Transfers out of Level 3 for net Derivative assets were primarily due to increased price observability for certain commodity derivatives. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes.

During the six months ended September 30, 2013, the transfers into Level 3 included ¥4 billion of Trading securities, ¥7 billion of Available-for-sale securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities and Available-for-sale securities were primarily due to decreased liquidity for certain foreign corporate bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured notes. During the six months ended September 30, 2013, the transfers out of Level 3 included ¥1 billion of Trading securities, ¥1 billion of net Derivative liabilities, ¥30 billion of Available-for-sale securities, ¥2 billion of Other investments and ¥1 billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased liquidity for certain foreign corporate bonds. Transfers out of Level 3 for net Derivative liabilities were primarily due to increased price observability for certain credit derivatives. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Japanese corporate bonds and other debt securities. Transfers out of Level 3 for Other investments were caused by a new listing of certain non-marketable equity securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the impact of unobservable inputs on the value of certain structured loans.

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Quantitative information about Level 3 fair value measurements

The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at September 30, 2013:

September 30, 2013

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values
(in billions of yen, except for ratios and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	338	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	1% - 27% 0% - 5% 70% - 100% 7bps - 2,059bps

Commercial mortgage-backed securities	258	Discounted cash flow Price-based	Discount margin	6bps - 3,415bps

Corporate bonds and other debt securities	739	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1)	0% - 50% 0% - 12% 15% - 75% 15bps - 3,647bps

			Discount margin (2)	-157bps - 820bps

Derivatives, net:
Interest rate contracts	11	Internal valuation model (3)	IR – IR correlation Default rate (4)	42% - 100% 0% - 63%

Foreign exchange contracts	9	Internal valuation model (3)	FX – IR correlation FX – FX correlation FX volatility Default rate (4)	32% - 55% 55% - 55% 15% - 25% 0% - 63%

Equity-related contracts	1	Internal valuation model (3)	Equity – IR correlation Equity – FX correlation Equity volatility	0% - 60% 0% - 70% 23% - 67%

Credit-related contracts (5)	19	Internal valuation model (3)	Default rate Credit correlation	0% - 16% 12% - 100%

Long-term debt	450	Internal valuation model (3)	IR – IR correlation FX – IR correlation FX – FX correlation Equity – IR correlation Equity – FX correlation Equity volatility Default rate Credit correlation	42% - 100% 32% - 55% 55% - 55% 0% - 60% 0% - 70% 17% - 37% 0% - 8% 17% - 100%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	This input represents counterparty default rate derived from the MHFG Group’s own internal credit experience.
(5)	The unobservable inputs related to credit derivatives economically hedging the credit risk in certain securitization products have been included in the unobservable inputs related to Trading securities and Available-for-sale securities.

IR = Interest rate

FX = Foreign exchange

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Sensitivity to unobservable inputs and interrelationship between unobservable inputs

Following is a description of the sensitivities and interrelationships of the significant unobservable inputs used to measure fair values of Level 3 assets and liabilities.

(1) Prepayment rate

Prepayment rate is an estimated rate at which voluntary unscheduled repayments of the principals of the underlying assets are expected to occur. The movement of prepayment rate is generally negatively correlated with borrower delinquency. The change in prepayment rate would impact the valuation of fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

(2) Default rate

Default rate is an estimate of the likelihood of not collecting contractual payments. An increase in default rate would generally be accompanied by a decrease in recovery rate and an increase in discount margin. It would also generally impact the valuation of fair values of financial instruments negatively.

(3) Recovery rate

Recovery rate is an estimate of the percentage of collecting contractual payments in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in default rate. It also would generally impact the valuation of fair values of financial instruments positively.

(4) Discount margin

Discount margin is the portion of the interest rate over a benchmark market interest rate such as LIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of fair values of financial instruments negatively.

(5) Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change of correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

(6) Volatility

Volatility is a measure of expected change of variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease. Generally, for a long position in an option, an increase in volatility would result in an increase in fair values of financial instruments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the tables above. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for those items as of March 31, 2013 and September 30, 2013.

March 31, 2013	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	222	—	—	222	343
Loans held-for-sale	5	—	5	—	5
Other investments	11	—	—	11	16
Premises and equipment—net	1	—	—	1	5

Total assets at fair value on a nonrecurring basis	239	—	5	234	369

September 30, 2013	Total	Level 1	Level 2	Level 3	Aggregate cost
	(in billions of yen)
Assets:
Loans	141	—	—	141	222
Other investments	14	—	—	14	17
Premises and equipment—net	—	—	—	—	1

Total assets at fair value on a nonrecurring basis	155	—	—	155	240

Loans in the table above have been impaired and measured based on the fair value of the underlying collateral.

Loans held-for-sale in the table above are accounted for at the lower of cost or fair value at the end of the period. The items of which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of fair value for items other than above requires significant adjustment based on management judgment and estimation, which leads such items into Level 3.

Other investments in the table above, which consist of certain equity method investments and non-marketable equity securities, have been impaired and written down to fair value. The fair value of the impaired marketable equity method investment is determined by the quoted market price. As the security involved is traded in an active exchange market, this item is classified as Level 1. The fair value of the impaired non-marketable equity securities, which include non-marketable equity method investments, is determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair value of non-marketable equity securities, these items are classified as Level 3.

Premises and equipment—net in the table above have been impaired and written down to fair value.

Fair value option

The MHFG Group elected the fair value option for certain eligible financial instruments described below.

Foreign currency denominated available-for-sale securities

Prior to the adoption of the fair value option under ASC 825, “Financial Instruments” (“ASC 825”), the changes in fair value of foreign currency denominated available-for-sale securities had been accounted for in AOCI, while

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

the changes in fair value caused by foreign exchange fluctuation of foreign currency denominated financial liabilities had been accounted for in earnings. The MHFG Group elected the fair value option for those securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between available-for-sale securities and financial liabilities. Following the election of the fair value option, these securities have been reported as trading securities in Trading account assets.

Certain hybrid financial instruments

The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Following the election of the fair value option, those structured notes continue to be reported in Long-term debt and interest on those structured notes continues to be reported in Interest expense on long-term debt based on the contractual rates. The differences between the aggregate fair value of those structured notes for which the fair value option has been elected and the aggregate unpaid principal balance of such instruments were ¥9 billion and ¥16 billion at March 31, 2013 and September 30, 2013, respectively. The net unrealized gains resulting from changes in fair values of those structured notes of ¥7 billion, which included the fair value changes attributable to changes in the Group’s own credit risk, were recorded in Other noninterest income for the six months ended September 30, 2013. There was no significant change in fair values of those structured notes during the six months ended September 30, 2012.

Fair value of financial instruments

ASC 825 requires the disclosure of the estimated fair value of financial instruments. Fair value of financial instruments is the amount that would be exchanged between willing parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.

ASC 825 does not require the disclosure of the fair value of nonfinancial instruments.

Following is a description of valuation methodologies used for estimating fair value for financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.

Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions

The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Investments

Fair values of held-to-maturity securities are determined primarily using the same procedures described for trading securities and available-for-sale securities aforementioned in this section. The fair values of other equity interests, which primarily comprise non-marketable equity securities, are not readily determinable, and their carrying amounts of ¥537 billion and ¥538 billion at March 31, 2013 and September 30, 2013, respectively, were not included in the disclosure.

Loans

Performing loans have been fair valued as groups of similar loans based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of performing loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of impaired loans is determined based on either discounted cash flows incorporating the Group’s best estimate of the expected future cash flows or the fair value of the underlying collateral, if impaired loans are collateral dependent.

Other financial assets

The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. Majority of other financial assets is classified as Level 2, and included in the table of Note 6 “Other assets and liabilities”.

Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions

The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

Interest-bearing deposits

The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.

Due to trust accounts

The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.

Other short-term borrowings

The carrying value of the majority of short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Long-term debt

Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates with similar maturities.

Other financial liabilities

The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. Majority of other financial liabilities is classified as Level 2, and included in the table of Note 6 “Other assets and liabilities”.

The fair values of certain off-balance-sheet financial instruments, such as commitments to extend credit and commercial letters of credit, are not considered material to the consolidated balance sheets at March 31, 2013 and September 30, 2013.

The following table shows the carrying amounts and fair values at March 31, 2013 and September 30, 2013, of certain financial instruments, excluding financial instruments which are carried at fair values on a recurring basis and those outside the scope of ASC 825 such as the equity method investments and lease contracts as defined in ASC 840, “Leases” (“ASC 840”):

	March 31, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	27,583	27,583	903	26,680	—
Investments	3,000	3,020	3,020	—	—
Loans, net of allowance for loan losses (Note)	69,028	70,261	—	—	70,261
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	48,048	48,048	12,796	35,252	—
Interest-bearing deposits	87,247	87,210	34,596	52,614	—
Due to trust accounts	619	619	—	619	—
Other short-term borrowings	6,724	6,723	—	6,723	—
Long-term debt	8,235	8,598	—	7,967	631

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

	September 30, 2013
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions of yen)
Financial assets:
Cash and due from banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	36,316	36,316	840	35,476	—
Investments	3,600	3,615	3,615	—	—
Loans, net of allowance for loan losses (Note)	70,432	71,614	—	—	71,614
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	47,166	47,166	13,374	33,792	—
Interest-bearing deposits	88,710	88,663	32,611	56,052	—
Due to trust accounts	711	711	—	711	—
Other short-term borrowings	7,665	7,665	—	7,665	—
Long-term debt	8,944	9,233	—	8,580	653

Note:	Loans, net of allowance for loan losses include items measured at fair value on a nonrecurring basis.

18. Offsetting of financial assets and financial liabilities

Derivatives

The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.

Repurchase and resale agreements and securities lending and borrowing transactions

Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The following tables provide information about the offsetting of financial assets and financial liabilities at March 31, 2013 and September 30, 2013. The tables include derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to an enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

				Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)	Financial instruments (4)	Cash collateral	Net amount
	(in billions of yen)
March 31, 2013
Assets (1):
Derivatives	13,019	—	13,019	11,289	446	1,284
Receivables under resale agreements	8,869	—	8,869	8,812	—	57
Receivables under securities borrowing transactions	5,544	—	5,544	5,534	—	10

Total	27,432	—	27,432	25,635	446	1,351

Liabilities (1):
Derivatives	12,712	—	12,712	11,234	653	825
Payables under repurchase agreements	17,397	—	17,397	17,280	—	117
Payables under securities lending transactions	11,326	—	11,326	11,320	—	6

Total	41,435	—	41,435	39,834	653	948

September 30, 2013
Assets (1):
Derivatives	10,470	—	10,470	9,138	386	946
Receivables under resale agreements	11,994	—	11,994	11,901	—	93
Receivables under securities borrowing transactions	5,583	—	5,583	5,575	—	8

Total	28,047	—	28,047	26,614	386	1,047

Liabilities (1):
Derivatives	10,121	—	10,121	9,042	454	625
Payables under repurchase agreements	20,453	—	20,453	20,400	—	53
Payables under securities lending transactions	7,307	—	7,307	7,303	—	4

Total	37,881	—	37,881	36,745	454	682

Notes:

(1)	Amounts relating to master netting arrangements or similar agreements where the Group does not have the legal right of set-off or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter (“OTC”) and OTC-cleared derivatives that are subject to enforceable master netting arrangements or similar agreements.
(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet. Accordingly the effect of overcollateralization, where it exists, is not included in the amounts not offset on the balance sheet.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

19. Business segment information

Under U.S. GAAP, companies report segment information based on the way management disaggregates the company for making operating decisions. The MHFG Group’s operating segments are based on the nature of the products and services provided, the type of customer and the Group’s management organization. The business segment information set forth below is derived from the internal management reporting systems used by management to measure the performance of the Group’s business segments. The management measures the performance of each of the operating segments primarily in terms of “net business profits” in accordance with internal managerial accounting rules and practices. Net business profits is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (or the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income) less general and administrative expenses (excluding non-recurring losses). Measurement by net business profits is required for regulatory reporting to the Financial Services Agency. Therefore, the format and information are presented primarily on the basis of Japanese GAAP and are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the segments’ total net business profits with Income before income tax expense under U.S. GAAP.

Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and established ten business units such as the personal banking unit, retail banking unit, corporate banking unit, etc., and head-office coordination divisions to determine strategies and initiatives across the group-wide banking, trust banking, securities, and other business areas, based on the ten business units across MHBK (the former MHBK and the former MHCB merged on July 1, 2013), MHTB, MHSC, etc.

The MHFG Group engages in banking, trust banking, securities, and other businesses through its subsidiaries and affiliates. As these subsidiaries and affiliates are in different industries and regulatory environments, MHFG discloses business segment information based on the relevant principal consolidated subsidiaries such as MHBK (the former MHBK and the former MHCB), MHTB, and MHSC for investors to measure the present and future cash flows properly.

Operating segments of MHBK are aggregated based on the type of customer characteristics, and are aggregated into the following seven reportable segments: Personal Banking; Retail Banking; Corporate Banking (Large Corporations); Corporate Banking; Financial Institutions & Public Sector Business; International Banking; and Trading and others.

MHBK

Personal Banking

This segment provides financial products such as housing loans, deposits, investment trusts, and individual insurance to individual customers through MHBK’s nationwide branches and ATM network as well as telephone and Internet banking services. In addition, this segment handles trust products as an agent of MHTB.

Retail Banking

This segment provides financial products and services, such as comprehensive consulting services of business and asset inheritance and asset management for business owners and high-net-worth customers. This segment also provides overall banking services for small and medium enterprises (“SMEs”).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Corporate Banking (Large Corporations)

This segment provides a full range of financial solutions on a global basis to Japanese large corporations and their affiliates by integrating the Group’s specialty functions including banking, trust, and securities, based on solid relationships with MHBK’s domestic customers, and by utilizing its global industry knowledge.

Corporate Banking

This segment provides, to larger SMEs, financial services including a range of solution businesses in accordance with the growth strategy of MHBK’s corporate customers. This segment provides solutions for stable fund-raising, mergers and acquisitions, and initial public offerings for customers in their start-up or growth stages, and management buy-out, business inheritance, entry to new business, and business restructuring for customers in mature or transition stages.

Financial Institutions & Public Sector Business

This segment provides advisory services and solutions such as advice on financial strategy and risk management to financial institutions and provides comprehensive financial services that include funding support via the subscription and underwriting of bonds etc., to public sector entities.

International Banking

This segment provides unified support both in Japan and overseas for MHBK’s Japanese corporate customers to expand their overseas operations, and also promotes business with non-Japanese corporate customers in various countries through its global network. Further, this segment offers products such as project finance and trade finance for overseas customers.

Trading and others

This segment provides derivatives and other risk hedging products to satisfy MHBK’s customers’ financial and business risk control requirements. It is also engaged in MHBK’s proprietary trading, such as foreign exchange and bond trading, and asset and liability management. This segment also includes costs incurred by the head office functions of MHBK.

MHTB

MHTB provides products and services related to trust, real estate, securitization and structured finance, pension and asset management, and stock transfers.

MHSC

MHSC provides full-line securities services to corporations, financial institutions, public sector entities, and individuals.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Others

This segment consists of MHFG, its subsidiaries other than MHBK, MHTB, and MHSC, and its equity-method affiliates. They provide a wide range of customers with their various products and services such as those related to trust and custody, asset management, and private banking through companies such as Trust & Custody Services Bank, Ltd., Mizuho Asset Management Co., Ltd., DIAM Co., Ltd. (an equity-method affiliate), and Mizuho Private Wealth Management Co., Ltd. This segment also provides non-banking services, including research and consulting services through Mizuho Research Institute Ltd., information technology-related services through Mizuho Information & Research Institute, Inc., and advisory services to financial institutions through Mizuho Financial Strategy Co., Ltd.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

The information below for reportable segments is derived from the internal management reporting system. Management does not use information on segments’ assets to allocate resources and assess performance and has not prepared information on segment assets. Accordingly, information on segment assets is not available.

Six months ended September 30, 2012	The former MHBK (Consolidated)
		The former MHBK (Unconsolidated)
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	Trading and others (f)	Others (g)
	(in billions of yen)
Gross profits:
Net interest income (expense)	280.7	261.7	110.0	42.2	6.4	52.0	9.9	41.2	19.0
Net noninterest income	198.6	172.5	11.9	19.2	7.1	34.7	3.1	96.5	26.1

Total	479.3	434.2	121.9	61.4	13.5	86.7	13.0	137.7	45.1
General and administrative expenses	290.2	265.1	110.4	57.8	5.7	37.7	7.2	46.3	25.1
Others	(6.7)	—	—	—	—	—	—	—	(6.7)

Net business profits (losses)	182.4	169.1	11.5	3.6	7.8	49.0	5.8	91.4	13.3

Six months ended September 30, 2012	The former MHCB (Consolidated)									MHTB (Consolidated)
		The former MHCB (Unconsolidated)
	Total	Total	Corporate Banking (Large Corporations) (h)	Corporate Banking (i)	Financial Institution & Public Sector Business (j)	Inter- national Banking (k)	Trading and others (l)	MHSC (Consolidated) (m)	Others (n)	(o)	Others (p)	Total
	(in billions of yen)
Gross profits:
Net interest income (expense)	234.0	192.9	68.7	0.2	7.6	53.6	62.8	(0.6)	41.7	20.0	(1.7)	533.0
Net noninterest income	294.9	193.8	41.7	0.1	5.7	53.2	93.1	94.5	6.6	48.3	29.2	571.0

Total	528.9	386.7	110.4	0.3	13.3	106.8	155.9	93.9	48.3	68.3	27.5	1,104.0
General and administrative expenses	213.3	114.5	37.7	0.7	6.7	35.4	34.0	84.6	14.2	44.7	22.5	570.7
Others	(26.9)	—	—	—	—	—	—	(0.5)	(26.4)	(1.7)	1.3	(34.0)

Net business profits (losses)	288.7	272.2	72.7	(0.4)	6.6	71.4	121.9	8.8	7.7	21.9	6.3	499.3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Six months ended September 30, 2013	MHBK (Consolidated)										MHTB (Consolidated)	MHSC (Consolidated)
		MHBK (Unconsolidated)
	Total	Total	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Others (h)	(i)	(j)	Others (k)	Total
	(in billions of yen)
Gross profits:
Net interest income	401.7	347.4	55.3	20.1	80.7	25.8	12.5	64.6	88.4	54.3	19.0	1.3	132.0	554.0
Net noninterest income (expense)	192.2	191.2	9.1	11.6	66.5	19.6	8.7	76.5	(0.8)	1.0	53.8	148.1	94.9	489.0

Total	593.9	538.6	64.4	31.7	147.2	45.4	21.2	141.1	87.6	55.3	72.8	149.4	226.9	1,043.0
General and administrative expenses	275.8	254.7	56.6	29.4	40.5	19.8	10.5	42.9	55.0	21.1	45.6	120.1	158.2	599.7
Others	(22.2)	—	—	—	—	—	—	—	—	(22.2)	(1.5)	—	(1.0)	(24.7)

Net business profits	295.9	283.9	7.8	2.3	106.7	25.6	10.7	98.2	32.6	12.0	25.7	29.3	67.7	418.6

Notes:

(1)	As for the six months ended September 30, 2012, “Others (g)”, “Others (n)”, and “Others (p)” include elimination of transactions between consolidated subsidiaries. As for the six months ended September 30, 2013, “Others (h)” and “Others (k)” include elimination of transactions between consolidated subsidiaries.
(2)	Beginning on April 1, 2013, the MHFG Group moved to a new group operational structure and new allocation methods applied to the calculation of “Gross profits” and “General and administrative expenses”. Figures for the six months ended September 30, 2012 have been reclassified under the new allocation methods.
(3)	As for the six months ended September 30, 2013, “MHBK (Unconsolidated)” represents the sum of the performance of the former MHCB for the first quarter and the new MHBK for the second quarter, while “Others (h)” includes the performance of the former MHBK for the first quarter, in light of the merger of the former MHBK and the former MHCB conducted in July 2013.
(4)	Beginning on April 1, 2013, MHSC was turned into a directly-held subsidiary of MHFG. As for the six months ended September 30, 2012, “MHSC (Consolidated) (m)” represents the performance of the former MHSC, while “Others (g)” includes the performance of the former Mizuho Investors Securities Co., Ltd. (“MHIS”). As for the six months ended September 30, 2013, “MHSC (Consolidated) (j)” represents the performance of the new MHSC, in light of the merger of the former MHSC and the former MHIS conducted in January 2013.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

Aggregation of MHBK and MHCB

	MHBK and MHCB
Six months ended September 30, 2012	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Gross profits:
Net interest income	110.0	42.2	75.1	52.2	17.5	53.6	104.0	454.6
Net noninterest income	11.9	19.2	48.8	34.8	8.8	53.2	189.6	366.3

Total	121.9	61.4	123.9	87.0	26.3	106.8	293.6	820.9
General and administrative expenses	110.4	57.8	43.4	38.4	13.9	35.4	80.3	379.6
Others	—	—	—	—	—	—	—	—

Net business profits	11.5	3.6	80.5	48.6	12.4	71.4	213.3	441.3

	MHBK and MHCB
Six months ended September 30, 2013	Personal Banking (a)	Retail Banking (b)	Corporate Banking (Large Corporations) (c)	Corporate Banking (d)	Financial Institution & Public Sector Business (e)	International Banking (f)	Trading and others (g)	Total
	(in billions of yen)
Gross profits:
Net interest income	108.8	40.3	83.2	51.2	17.2	64.6	105.8	471.1
Net noninterest income	17.8	22.1	71.2	32.5	10.9	76.5	22.3	253.3

Total	126.6	62.4	154.4	83.7	28.1	141.1	128.1	724.4
General and administrative expenses	111.7	58.3	43.9	38.7	14.4	42.9	76.9	386.8
Others	—	—	—	—	—	—	—	—

Net business profits	14.9	4.1	110.5	45.0	13.7	98.2	51.2	337.6

Note:	The former MHBK and the former MHCB merged on July 1, 2013. Figures for the six months ended September 30, 2012 represent the simple aggregation of the performance of the former MHBK and the former MHCB, and figures for the six months ended September 30, 2013 represent the simple aggregation of the performance of the former MHBK and the former MHCB for the first quarter, and the new MHBK for the second quarter.

Reconciliation

As explained above, the measurement base for the internal management reporting system and the income and expenses items covered are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segments’ information, other than net business profits, to corresponding items in the accompanying consolidated statements of income.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)—(Continued)

A reconciliation of total net business profits under the internal management reporting system for the six months ended September 30, 2012 and 2013 presented above to Income before income tax expense shown on the consolidated statements of income is as follows:

	Six months ended September 30,
	2012	2013
	(in billions of yen)
Net business profits	499.3	418.6

U.S. GAAP adjustments	127.1	(337.2)
(Provision) credit for loan losses	(17.9)	96.3
Net gains (losses) related to equity investments	(37.0)	66.3
Non-recurring personnel expense	(11.6)	(7.5)
Gains on disposal of premises and equipment	7.5	6.5
(Provision) credit for losses on off-balance-sheet instruments	11.4	(14.5)
Others—net	(0.6)	18.3

Income before income tax expense	578.2	246.8